Marex Group plc announces 2024 Interim Results
NEW YORK, 14 August 2024 (GLOBE NEWSWIRE) – Marex Group plc (‘Marex’ or the 'Group’; Nasdaq: MRX), a diversified global financial services platform, announces strong results for the six months ended 30 June 2024, and a positive outlook for the full year.

H1 2024 Highlights

Financial Highlights: ($m)	3 months ended 30 June 2024	3 months ended 31 March 2024	Change[1]	6 months ended 30 June 2024	6 months ended 30 June 2023	Change[1]
Reported
Revenue	422.1	365.8	15%	787.9	622.4	27%
Profit Before Tax	80.1	58.9	36%	139.0	109.5	27%
Profit Before Tax Margin (%)	19%	16%	300bps	18%	18%	— bps
Profit After Tax	59.3	43.6	36%	102.9	80.8	27%
Return on Equity (%)	29%	23%	600bps	25%	23%	200 bps
Basic Earnings per Share ($)[2]	0.81	0.60	35%	1.41	1.13	25%
Diluted Earnings per Share ($)[2]	0.76	0.56	36%	1.32	1.06	25%

Adjusted~~3~~
Operating Profit[3]	91.5	67.7	35%	159.2	124.5	28%
Operating Profit Margin (%)[3]	22%	19%	300bps	20%	20%	— bps
Operating Profit after Tax Attributable to Common Equity[3]	66.8	48.9	37%	115.7	90.1	28%
Return on Operating Profit after Tax Attributable to Common Equity (%)[3]	37%	29%	800bps	32%	30%	200 bps
Adjusted Earnings per Share($)[2,3]	0.96	0.74	30%	1.70	1.37	24%
Adjusted Diluted Earnings per Share ($)[2,3]	0.90	0.69	30%	1.59	1.29	23%
1.% Change is calculated on numbers presented to the nearest tenth of a million.
2. Weighted average number of shares have been restated as applicable for the reverse share split (refer to note 12 in our condensed consolidated financial statements furnished to the SEC on Form 6-K on 14 August 2024 for further detail).
3. These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable non-IFRS measure.

–Strong performance in H1 2024: Successful execution of our growth strategy and positive market conditions supported strong performance across all business segments in the first half of the year
–Exceptionally strong performance in the second quarter: Unusual conditions in the metals market benefited Market Making, as we supported our clients with access to liquidity, increasing volumes on our platform, while maintaining our prudent approach to risk
–Continued progress with our growth initiatives: We look to grow our platform and expand our client base, building out our product capabilities and geographic reach, diversifying our business and expanding our addressable market
–Prudent approach to capital and funding: Growing our capital base and significant liquidity headroom maintained
–Positive outlook: Based on the strong performance in the first half and positive momentum in our business segments, we anticipate full year Adjusted Operating Profit to be approximately $280m to $290m for the year ending 31 December 2024, assuming more normalised market conditions for the remainder of the year
–Progressive dividend policy announced: The Group Board expects to pay a dividend on a quarterly basis. Initial dividend of $10m or $0.14 per share to be paid in the third quarter of 2024

Ian Lowitt, Group Chief Executive Officer, commented:
“Marex delivered strong results in the first half of 2024, supported by organic growth and the ongoing integration of our recent acquisitions, with double digit growth in revenue and Adjusted Operating Profit across all our business segments. We continue to benefit from our diversified global platform, which has enabled us to grow our client base, add additional products across an expanded geographic footprint, and increase the amount of business we do with our clients.
We saw an exceptional performance in the second quarter, where in addition to growing in all of our business segments, we were able to take advantage of the unusual opportunities presented in the metals market resulting from amended guidance from the LME regarding Russian metals. We were able to support our clients as a market maker, providing access to liquidity in this active market. This demonstrates Marex's ability to perform well in a favourable environment, while continuing to operate within our strict risk parameters.
The outlook for Marex remains positive and we believe we are on track for a tenth year of sequential growth. We anticipate full year Adjusted Operating Profit to be approximately $280m to $290m, assuming more normalised market conditions in H2 2024, following the strong performance in the first half, momentum in our businesses and further progress executing our growth strategy."

Conference Call Information:
Marex’s management will host a conference call to discuss the Group's financial results today, 14 August 2024, at 9am Eastern Time.
A live webcast of the call can be accessed from Marex’s Investor Relations website. An archived version will be available on the website after the call. To participate in the Conference Call, please register at the link here
https://register.vevent.com/register/BId22ef6b4029c4b8caacf93432d9ecf7f
Enquiries please contact:
Marex
Investors - Robert Coates
+44 7880 486329 / rcoates@marex.com
Media - FTI Consulting US / UK
+1 (919) 609-9423 / +44 (0) 7776 111 222 | marex@fticonsulting.com

Financial Review
Marex has delivered another period of strong performance, driven by a combination of organic growth and the benefits of recent acquisitions including Cowen's Prime Services and Outsourced Trading business ('Cowen'), which have led to increased client activity on our global platform. This performance has been delivered in an environment of very supportive market conditions, notably in the metals markets, as well as continued high interest rates.
The following table presents summary financial results and other data as of the dates and for the periods indicated:
Summary Financial Results

	3 months ended 30 June 2024	3 months ended 31 March 2024		6 months ended 30 June 2024	6 months ended 30 June 2023
	$m	$m	Change	$m	$m	Change
– Net commission income	208.4	218.9	(5)%	427.3	347.2	23%
– Net trading Income	136.5	106.2	29%	242.7	212.5	14%
– Net interest income	65.4	35.6	84%	101.0	60.0	68%
– Net physical commodities income	11.8	5.1	131%	16.9	2.7	526%
Revenue	422.1	365.8	15%	787.9	622.4	27%
Front office costs	(224.8)	(210.1)	7%	(434.9)	(335.2)	30%
Control and support costs	(100.4)	(80.6)	25%	(181.0)	(146.3)	24%
Recovery/(provision) for credit losses	1.9	0.3	533%	2.2	(4.5)	(149)%
Depreciation and amortisation	(7.7)	(7.8)	(1)%	(15.5)	(14.9)	4%
Other Income and share of results of associates	0.4	0.1	300%	0.5	3.0	(83)%
Adjusted Operating Profit[1]	91.5	67.7	35%	159.2	124.5	28%
Adjusted Operating Profit Margin[1]	22%	19%	300 bps	20%	20%	0 bps
Adjusting items[2]	(11.4)	(8.8)	30%	(20.2)	(15.0)	35%
Reported Profit Before Tax	80.1	58.9	36%	139.0	109.5	27%
Tax	(20.8)	(15.3)	36%	(36.1)	(28.7)	26%
Reported Profit After Tax	59.3	43.6	36%	102.9	80.8	27%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.Refer to Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information.

Profit Before Tax increased 27% to $139.0m from $109.5m in H1 2023 reflecting strong performance in the first half of the year.
Revenue increased by 27% to $787.9m in H1 2024 from $622.4m in H1 2023, reflecting favourable market conditions, strong underlying growth and the benefits of our acquisitions.
Net commission income increased by 23% to $427.3m for H1 2024 from $347.2m in H1 2023. The increase was driven mainly by Agency and Execution, which increased by 32% compared to H1 2023, reflecting increased customer activity in Energy, as well as from our acquisition of Cowen. Net commission income was also higher in our Clearing segment which increased by 9% versus H1 2023, driven by our Metals and Agriculturals businesses.
Net trading income rose by 14% to $242.7m for H1 2024 from $212.5m for H1 2023. This was driven by our Metals business within our Market Making segment, reflecting exceptional market conditions and market sentiment across Copper, Aluminium and Nickel, following revised guidance on Russian metals from the LME. Net trading income also increased by 36% to $112.0m in Hedging and Investment Solutions, as demand grew for commodity hedging and financial product services.

Financial Review (continued)
Summary Financial Results (continued)
Net interest income increased by 68% to $101.0m for H1 2024 from $60.0m for H1 2023. This growth reflected the benefit of higher average fed fund interest rates, as well as the introduction of Cowen business in December 2023. In addition, it reflected the reinvestment of maturing assets at higher yields. These benefits were partly offset by higher client payouts.

Net interest income:

	6 months ended 30 June 2024	6 months ended 30 June 2023	Change
Average Fed Funds %	5.33%	4.76%	57bps

Average balances ($bn)	13.4	13.5	(0.1)
Interest Income ($m)	331.5	251.1	80.4

Interest paid out ($m)	(126.0)	(111.4)	(14.6)

Interest on balances ($m)	205.5	139.7	65.8
Net Yield on balances %	3.1%	2.1%	100bps

Average notional debt securities ($bn)	2.6	2.0	0.6
Yield %	7.9%	8.0%	(10)bps
Interest expense ($m)	(104.5)	(79.7)	(24.8)

Net Interest Income ($m)	101.0	60.0	41.0

Net physical commodities income increased by 526% to $16.9m for H1 2024 from $2.7m for H1 2023. This increase was primarily due to an increase in sales volumes from physical recycled metal and physical oil sales, largely driven by growth in our recycled metals business and the addition of physical oil broking capabilities.
Front office costs represent staff, systems and infrastructure costs associated with running our revenue generating operations. These costs increased 30% to $434.9m for H1 2024, largely reflecting a 27% increase in average front office headcount driven by recent acquisitions, as well as organic growth.
Control and Support costs primarily reflect staff and property related costs, along with professional fees and other administrative expenses associated with the support functions. These costs increased 24% to $181.0m in H1 2024, primarily reflecting investment in our Finance, Risk and Compliance functions, to ensure we continually invest in our systems and processes to support future sustainable growth, as well as integrating additional Control & Support employees as part of recent acquisitions. Total control and support average FTE grew 21% to 1,030 at the end of H1 2024.
Adjusting items grew by 34% to $20.1m from $15.0m. These costs are primarily related to corporate activities and are recognised within our corporate segment. Adjusting items increased mainly due to costs incurred in preparation for and associated with our successful IPO, as well as activities related to our shareholders representing dividend like contributions made to participants within share based payment schemes.
As a result of the revenue and cost trends noted above, Adjusted Operating Profit increased 28% to $159.2m for H1 2024 and Adjusted Operating Profit Margins remained at 20%, in line with H1 2023. In addition, as a result of the revenue, cost trends and adjusting items noted above, Profit Before Tax Margins remained at 18% in line with H1 2023.

Financial Review (continued)
Segmental performance
Clearing
Marex provides Clearing services across the range of energy, commodity and financial markets. We act as principal for our clients and provide access to over 58 exchanges globally.
Our Clearing business performed well in H1 2024, benefiting from higher levels of client activity on our platform, with 538m contracts cleared in the first half of 2024 which is 28% higher than in the same period in 2023.
Revenue increased 16% to $224.9m in H1 2024, up from $193.9m in H1 2023, driven by net interest income which rose by 25% to $87.0m from $69.4m in H1 2023 reflecting the benefit of higher interest rates. Net commission income increased 9% to $135.6m. Revenue growth was generated from our established businesses, notably in Metals reflecting market conditions, as well as benefiting from our growth initiatives, notably in Australia, Singapore and in our Prime Services offerings.
Revenue growth was supported by investment in staff with average headcount increasing by 13% in H1 2024 to 295.
Adjusted Operating Profit increased by 21% in H1 2024 to $119.0m, from $98.6m. Adjusted Operating Profit Margins have increased by 200bps to 53% from 51% in H1 2023.

	6 months ended 30 June 2024	6 months ended 30 June 2023
	$m	$m	Change
Net commission income	135.6	124.1	9%
Net interest income	87.0	69.4	25%
Other revenue	2.3	0.4	475%
Revenue	224.9	193.9	16%
Front office costs	(72.4)	(56.7)	28%
Control and support costs	(33.4)	(34.8)	(4%)
Recovery/(provision) for credit losses	0.1	(3.7)	(103%)
Depreciation and amortisation	(0.2)	(0.1)	100%
Adjusted Operating Profit ($m)[1]	119.0	98.6	21%
Adjusted Operating Profit Margin[1]	53%	51%	200 bps

Front office headcount (No.)[2]	305	262	16%
Contracts cleared (m)	533.1	419.0	27%
Market volumes (m)	5,627.0	5,170.0	9%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is as at the end of the period.

Agency and Execution
Agency and Execution provides essential liquidity and execution services to our clients primarily in the energy and financial securities markets.
Revenue increased substantially to $332.6m in H1 2024 compared to $252.3m in H1 2023, reflecting the positive market conditions in the energy markets, and the benefit of recent acquisitions, primarily Cowen, which increased our capabilities in financial securities.
Adjusted Operating Profit increased to $44.9m in H1 2024 from $26.9m in H1 2023 reflecting revenue growth and improved Adjusted Operating Profit Margins, which increased to 13% for H1 2024, up from 11% in H1 2023.
Securities
Our presence in the financial markets is growing as we integrate and optimise recent acquisitions, allowing Marex to diversify its asset class coverage away from traditional commodity markets. The key revenue streams for our agency and execution financial securities business are equity derivatives, primarily index options and fixed income, including corporate and government bonds. Revenue increased by 25% to $188.5m during H1 2024, compared to $150.2m during H1 2023, primarily as a result of the benefit of the Cowen acquisition which completed in December 2023 and OTCex Group which completed on 1 February 2023.
Energy
Our energy division provides essential liquidity to clients by connecting buyers and sellers in the opaque OTC energy markets to facilitate price discovery. We have leading positions in many of the markets we operate in, including key gas and power markets in Europe; environmental, petrochemical and crude markets in North America; and fuel oil, LPG (liquefied petroleum gas) and mid-distillates globally.
We achieve this through the breadth and depth of the service we offer to customers, including market intelligence for each product we transact in, based on the extensive knowledge and experience of our teams.

Financial Review (continued)
Revenue increased 42% in H1 2024 to $143.3m, compared to $101.0m in H1 2023. This strong growth was a reflection of continued improvement in activity levels in European Energy markets, good demand for our environmentals offering as we continue to support our clients in the energy transition, as well as investment in new desks and capabilities.

	6 months ended 30 June 2024	6 months ended 30 June 2023
	$m	$m	Change
Securities	188.5	150.2	25%
Energy	143.3	101.0	42%
Other revenue	0.8	1.1	(27)%
Revenue	332.6	252.3	32%
Front office costs	(258.8)	(197.3)	31%
Control and support costs	(28.1)	(27.2)	3%
Provision for credit losses	(0.3)	(0.6)	(50)%
Depreciation and amortisation	(0.5)	(0.4)	25%
Other Income and share of results of associates	—	0.1	(100)%
Adjusted Operating Profit ($m)[1]	44.9	26.9	67%
Adjusted Operating Profit Margin[1]	13%	11%	200 bps

Front office headcount (No.)[2]	659	546	21%
Marex volumes: Energy (m)	29.2	17.6	66%
Marex volumes: Securities (m)	140.9	121.1	16%
Market volumes: Energy (m)	840.0	674.0	25%
Market volumes: Securities (m)	5,314.0	5,033.0	6%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is as at the end of the period.

Financial Review (continued)
Market Making
Our Market Making business provides direct liquidity to our clients across a variety of products, primarily in the energy, metals and agriculture markets. This ability to make prices and trade as principal in a wide variety of energy, environmentals and commodity markets differentiates us from many of our peers.
Revenue increased by 23% to $111.3m in H1 2024, from $90.7m in H1 2023. This was driven by Metals trading which benefited from unusual market conditions across Copper, Aluminium, Nickel, following revised guidance on Russian metals from the LME. Higher revenue in Metals was partly offset by lower revenue in Agriculturals and Energy in H1 2024. Agriculturals had a strong performance in H1 2023 and there was lower volatility in Energy in H1 2024. Revenue growth was also supported by Front Office hiring, with average headcount increasing by 14% to 104 in H1 2024.
Adjusted Operating Profit increased by 59% in H1 2024 to $39.5m, reflecting strong revenue growth, which also led to Adjusted Operating Profit Margins increasing to 35% from 27%.

	6 months ended 30 June 2024	6 months ended 30 June 2023
	$m	$m	Change
Metals	68.4	33.2	106%
Agriculture	14.3	22.0	(35)%
Energy	13.8	17.8	(22)%
Securities	14.8	17.7	(16)%
Revenue	111.3	90.7	23%
Front office costs	(55.2)	(48.7)	13%
Control and support costs	(16.4)	(18.0)	(9)%
Depreciation and amortisation	(0.2)	(0.1)	100%
Other Income and share of results of associates	—	0.9	(100)%
Adjusted Operating Profit ($m)[1]	39.5	24.8	59%
Adjusted Operating Profit Margin[1]	35%	27%	800 bps

Front office headcount (No.)[2]	107	90	19%
Marex volumes: Metals (m)	17.1	13.2	30%
Marex volumes: Agriculture (m)	18.1	14.2	27%
Marex volumes: Energy (m)	0.9	1.0	(10)%
Marex volumes: Financials (m)	1.0	2.0	(50)%
Market volumes: Metals (m)	217.0	168.0	29%
Market volumes: Agriculture (m)	297.0	269.0	10%
Market volumes: Energy (m)	839.0	675.0	24%
Market volumes: Financials (m)	5,314.0	5,033.0	6%
1.    These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is as at the end of the period.

Financial Review (continued)
Hedging and Investment Solutions
Our Hedging and Investment Solutions business provides high quality bespoke hedging and investment solutions to our clients.
Tailored commodity hedging solutions allow corporates to hedge their exposure to movements in energy and commodity prices, as well as currencies and interest rates, across a variety of different time horizons. Our financial products offering allows investors to gain exposure to a particular market or asset class, for example equity indices, in a cost effective manner through a structured product.
The business performed strongly during H1 2024, increasing revenue by 36% to $86.0m, up from $63.3m in H1 2023. Revenue growth occurred across all regions, with hedging solutions benefiting from favourable market events and volatility in Cocoa and Coffee, while financial products benefited from positive investor sentiment and equity market performance. We continue to make good progress with our growth initiatives, expanding our product coverage with custom index and FX capabilities, and expanding our global footprint that now includes Australia and the Middle East. As a result, we continue to bring new clients onto our platform in both our Hedging Solutions and Financial Products businesses.
Adjusted Operating Profit increased by 35% to $26.0m, up from $19.2m in H1 2023, but Adjusted Operating Profit Margins remained flat at 30% as we continued to invest in our people, with average headcount increasing by 68% to 171 in H1 2024 compared with H1 2023, as well as in our infrastructure and distribution network to support future growth.

	6 months ended 30 June 2024	6 months ended 30 June 2023
	$m	$m	Change
Hedging solutions	42.5	29.7	43%
Financial products	43.5	33.6	29%
Revenue	86.0	63.3	36%
Front office costs	(48.2)	(32.5)	48%
Control and support costs	(13.3)	(11.5)	16%
Recovery for credit losses	1.8	—	100%
Depreciation and amortisation	(0.3)	(0.1)	200%
Adjusted Operating Profit ($m)[1]	26.0	19.2	35%
Adjusted Operating Profit Margin[1]	30%	30%	0 bps

Front office headcount (No.)[2]	176	109	61%
Structured notes balance ($m)	2,112.8	1,589.3	33%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is as at the end of the period.

Corporate
The Corporate segment includes the Group's control and support functions. Corporate manages the resources of the Group, makes investment decisions and provides operational support to the business segments. Corporate net interest income is derived through earning interest on house cash balances placed at banks and exchanges. Revenue for H1 2024 was $33.1m compared with $22.2m in H1 2023, driven by net interest income reflecting higher average Fed Fund interest rates.

	6 months ended 30 June 2024	6 months ended 30 June 2023
	$m	$m	Change
Revenue	33.1	22.2	49%
Front office costs	—	—	—%
Control and support costs	(90.2)	(54.8)	65%
Recovery/(provision) for credit losses	0.6	(0.2)	(400%)
Depreciation and amortisation	(14.3)	(14.2)	1%
Other Income and share of results of associates	0.6	2.0	(70%)
Adjusted Operating Loss ($m)[1]	(70.2)	(45.0)	56%

Control and support headcount (No.)[2]	1,093	871	25%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is as at the end of the period.

Financial Review (continued)
Summary Financial Position
Our balance sheet continues to consist of high-quality liquid assets which underpin client activity on our platform.
Total Assets have decreased from $17.6 billion at 31 December 2023 to $17.2 billion at 30 June 2024. This was driven by a reduction in Reverse Repo which decreased from $3.2 billion at 31 December 2023 to $2.1 billion at 31 June 2024.
The reduction in reverse repurchase agreements, was partly offset by Cash and Liquid Assets which increased from $4.5 billion at 31 December 2023 to $5.1 billion at 30 June 2024, reflecting liquidity generated from our structured notes program, as well as underlying customer balance growth.
Securities balances increased from $4.0 billion at 31 December 2023 to $4.3 billion at 30 June 2024, due to growth in stock borrowing and equity instruments driven by client activity.
The Group's equity base increased during the first half of the year, with Total Equity increasing by 14% to $882.3m, up from $775.9m as a result of strong profitability during the first half of the year with Profit After Tax of $102.9m in H1 2024. Furthermore, our share capital increased by $68.3m due to the Primary Issuance completed during the IPO. These increases were partly offset by a dividend payment of $44.1m in H1 2024.

	30 June 2024	31 December 2023
		Restated
	$m	$m	Change
Cash & Liquid Assets[1]	5,135.2	4,465.9	15%
Trade Receivables	4,413.5	4,789.8	(8%)
Reverse Repo Agreements	2,104.3	3,199.8	(34%)
Securities[2]	4,342.0	4,022.7	8%
Derivative Instruments	730.8	655.6	11%
Other Assets[3]	242.5	258.2	(6%)
Goodwill and Intangibles	221.1	219.6	1%
Total Assets	17,189.4	17,611.6	(2%)
Trade Payables	7,128.6	6,785.9	5%
Repurchase Agreements	1,844.4	3,118.9	(41%)
Securities[4]	4,299.7	4,248.1	1%
Debt Securities	2,446.3	2,216.3	10%
Derivative Instruments	496.8	402.2	24%
Other Liabilities[5]	91.3	64.3	42%
Total Liabilities	16,307.1	16,835.7	(3%)
Total Equity	882.3	775.9	14%
1.Cash & Liquid Assets are cash and cash equivalents, treasury instruments pledged as collateral and treasury instruments unpledged.
2.Securities assets are equity instruments and stock borrowing.
3.Other Assets are inventory, corporate income tax receivable, deferred tax, investment in associate, investments, right-of-use assets, and property plant and equipment.
4.Securities liabilities are stock lending and short securities.
5.Other Liabilities are deferred tax liability, lease liability, provisions and corporation tax.

Financial Review (continued)
Liquidity

	30 June 2024	31 December 2023
	$m	$m
Total available liquid resources	1,814.6	1,369.8
Liquidity headroom	1,174.6	738.8

A prudent approach to capital and liquidity and commitment to maintaining an investment grade credit rating are core principles which underpin the successful delivery of our growth strategy. As at 30 June 2024, the Group held $1,814.6m of total available liquid resources, including the undrawn portion of the RCF, compared with $1,369.8m at the end of 2023.
Group liquidity resources consist of cash and high-quality liquid assets that can be quickly converted to meet immediate and short-term obligations. The resources include non-segregated cash, short-term money market funds and unencumbered securities guaranteed by the U.S. Government. The Group also includes any undrawn portion of its committed revolving credit facility (‘RCF’) in its total available liquid resources. The unsecured revolving credit facility of $150m remains undrawn as at 30 June 2024.
Liquidity headroom is based on the Group’s Liquid Asset Threshold Requirement, which is prepared according to the principles of the UK Investment Firms Prudential Regime (IFPR). The requirement includes a liquidity stress impact calculated from a combination of systemic and idiosyncratic risk factors.
Facilities held by operating subsidiaries, and which are only available to that relevant subsidiary, have been excluded from these figures as they are not available to the entire Group.
In February 2023, the Group successfully completed its inaugural public senior bond issuance, raising €300m of additional liquidity. The bonds have an annual coupon of 8.375%, mature in February 2028 and have been rated BBB- by both S&P and Fitch.
Regulatory capital
The Group is subject to consolidated supervision by the UK Financial Conduct Authority and has regulated subsidiaries in jurisdictions both inside and outside of the UK.
The Group is regulated as a MIFIDPRU investment firm under IFPR. The minimum capital requirement as at 30 June 2024 was determined by the Own Funds Threshold Requirement (‘OFTR’) set via an assessment of the Group’s capital adequacy and risk assessment conducted annually.
The Group and its subsidiaries are in compliance with their regulatory requirements and are appropriately capitalised relative to the minimum requirements as set by the relevant competent authority. The Group maintained a capital surplus over its regulatory requirements at all times.
Maintaining a prudent approach to capital and liquidity in order to maintain an investment grade credit rating are core principles which underpin the successful delivery of our growth strategy. The Group manages its capital structure in order to comply with regulatory requirements, ensuring its capital base is more than adequate to cover the risks inherent in the business and to maximise shareholder value through the strategic deployment of capital to support the Group’s growth and strategic development. The Group performs business model assessment, business and capital forecasting, stress testing and recovery planning at least annually. The following table summarises the Group’s capital position as at 30 June 2024 and as at the year end:

	30 June 2024	31 December 2023
	$m	$m
Core equity Tier 1 Capital[1]	549.7	437.7
Additional Tier 1 Capital (net of issuance costs)	97.6	97.6
Tier 2 Capital	2.5	3.1
Total Capital resources	649.8	538.4

Own Funds Threshold Requirement[2]	235.1	235.1
Total Capital ratio[3]	276%	229%
1.    Core Tier 1 Capital contains the unaudited results for the period, which does not form a part of capital resources until they are audited.
2.    Own Funds Requirement presented as Own Funds Threshold Requirement based on the latest Individual Capital and Risk Assessment ('ICARA') process.
3.    The Group’s total capital resources as a percentage of Own Funds Requirement.

At 30 June 2024, the Group had a Total Capital Ratio of 276% (31 December 2023: 229%), representing significant capital headroom to minimum requirements. The increase in the Total Capital Ratio resulted from an increase in total capital resources due to profit (unaudited) in H1 2024 and proceeds from the Primary Issuance completed during the IPO in April 2024.

Financial Review (continued)
Dividend
Reflecting the Board of Directors confidence in the future prospects of the Group, we announce the adoption of a progressive dividend policy, with dividends to be paid on a quarterly basis from the third quarter of 2024. The Board of Directors has approved an initial dividend of $10m or $0.14 per share, expected to be paid on 16 September 2024 to shareholders on record as at close of business on 30 August 2024.
The decision to pay a dividend and the amount of dividend however, remains at the discretion of our Board of Directors and may be affected by various factors including our future earnings, financial condition, capital requirements, share repurchase activity, current and future planned strategic organic and inorganic growth initiatives, levels of indebtedness, our investment grade credit rating and other considerations our Board of Directors deems relevant.

Forward looking statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including expected financial results and Adjusted Operating Profit, expected growth and business plans, expected market conditions and dividend payments. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.
These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation: subdued commodity market activity or pricing levels; the effects of geopolitical events, terrorism and wars, such as the effect of Russia’s military action in Ukraine, on market volatility, global macroeconomic conditions and commodity prices; changes in interest rate levels; the risk of our clients and their related financial institutions defaulting on their obligations to us; regulatory, reputational and financial risks as a result of our international operations; software or systems failure, loss or disruption of data or data security failures; an inability to adequately hedge our positions and limitations on our ability to modify contracts and the contractual protections that may be available to us in OTC derivatives transactions; market volatility, reputational risk and regulatory uncertainty related to commodity markets, equities, fixed income, foreign exchange and cryptocurrency; the impact of climate change and the transition to a lower carbon economy on supply chains and the size of the market for certain of our energy products; the impact of changes in judgments, estimates and assumptions made by management in the application of our accounting policies on our reported financial condition and results of operations; lack of sufficient financial liquidity; if we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations; significant costs, including adverse impacts on our business, financial condition and results of operations, and expenses associated with compliance with relevant regulations; and if we fail to remediate the material weaknesses we identified in our internal control over financial reporting or prevent material weaknesses in the future, the accuracy and timing of our financial statements may be impacted, which could result in material misstatements in our financial statements or failure to meet our reporting obligations and subject us to potential delisting, regulatory investments or civil or criminal sanctions, and other risks discussed under the caption “Risk Factors” in our final prospectus filed pursuant to 424(b)(4) with the Securities and Exchange Commission (the “SEC”) on 26 April 2024 and our other reports filed with the SEC.
The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Appendix 1
Non-IFRS Financial Measures and Key Performance Indicators
This press release contains non-IFRS financial measures, including Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Earnings per Share, Adjusted Diluted Earnings per Share, Adjusted Operating Profit after Tax Attributable to Common Equity and Return on Adjusted Operating Profit after Tax Attributable to Common Equity. These non-IFRS financial measures are presented for supplemental informational purposes only and should not be considered a substitute for profit after tax, profit margin, return on equity or any other financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS measures used by other companies.
We anticipate that full year Adjusted Operating Profit will be approximately $280m to $290m and that our Reported Profit Before Tax for 2024 will be approximately $257m to $267m. The adjustments to full year Reported Profit Before Tax guidance as reflected in full year Adjusted Operating Profit guidance are: $2.6 million for amortisation of acquired brands and customer lists, $2.4 million of activities related to shareholders, $2.2 million of employer tax on vesting of the growth shares, $2.4 million of owner fees, $8.3 million of IPO preparation costs, and $2.3 million of fair value of the cash settlement option on the growth shares, each of which was incurred in H1 2024 as shown under 'Reconciliation of Non-IFRS Financial Measures and Key Performance Indicators'. In addition, our Adjusted Operating Profit guidance reflects an estimated $2.6 million related to the amortisation of acquired brands and customer lists expected to be incurred in H2 2024.
Neither the Group’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the anticipated full year results contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the anticipated full year results.
Adjusted Operating Profit
We define Adjusted Operating Profit as Profit after Tax adjusted for (i) goodwill impairment charges, (ii) acquisition costs, (iii) bargain purchase gains, (iv) owner fees, (v) amortisation of acquired brands and customer lists, (vi) activities in relation to shareholders (vii) employer tax on vesting of the growth shares (viii) initial public offering, (“IPO”) preparation costs and (ix) fair value of the cash settlement option on the growth shares. Items (i) to (ix) are refer to as 'Adjusting Items'. Adjusted Operating Profit is the primary measure used by our management to evaluate and understand our underlying operations and business trends, forecast future results and determine future capital investment allocations. Adjusted Operating Profit is the measure used by our Executive Board to assess the financial performance of our business in relation to our trading performance. The most directly comparable IFRS measure is Profit after Tax. We believe Adjusted Operating Profit is a useful measure as it allows management to monitor our ongoing core operations and provides useful information to investors and analysts regarding the net results of the business. The core operations represent the primary trading operations of the business.
Adjusted Operating Profit Margin
We define Adjusted Operating Profit Margin as Adjusted Operating Profit (as defined above) divided by revenue. We believe that Adjusted Operating Profit Margin is a useful measure as it allows management to assess the profitability of our business in relation to revenue. The most directly comparable IFRS measure is profit margin, which is Profit after Tax divided by revenue.
Adjusted Operating Profit after Tax Attributable to Common Equity
We define Adjusted Operating Profit after Tax Attributable to Common Equity as Adjusted Operating Profit adjusting for (i) the tax effect of the adjusting items to calculate Adjusted Operating Profit and the tax effect from the coupons on the Additional Tier 1 ('AT1') capital. We define common equity as being the equity belonging to the holder of the Group’s share capital. We believe Adjusted Operating Profit after Tax Attributable to Common Equity is a useful measure as it allows management to assess the profitability of the equity belonging to the holder of the Group’s share capital. The most directly comparable IFRS measure is Profit after Tax.
Return on Adjusted Operating Profit after Tax Attributable to Common Equity
We define the Return on Adjusted Operating Profit after Tax Attributable to Common Equity as the Adjusted Operating Profit after Tax divided by the average common equity for the period. Common equity is defined as being the equity belonging to the holder of the Group's share capital. Common equity is calculated as the total equity after deducting for the Additional Tier 1 capital, and is calculated as a two point average from the beginning of the period to the end of the period. We believe Adjusted Operating Profit after Tax Attributable to Common Equity is a useful measure as it allows management to assess the return on the equity belonging to the holder of the Group’s share capital. The most directly comparable IFRS measure for Return on Adjusted Operating Profit after Tax Attributable to Common Equity is Return on Equity which is Reported Profit after Tax divided by the total equity.

Appendix 1 (continued)
Non-IFRS measures used by the Group (continued)
Adjusted Earnings per Share
Adjusted Earnings per Share is defined as the Adjusted Operating Profit after Tax Attributable to Common Equity as at the reporting date over the total number of shares outstanding after deducting for Own Shares. We believe Adjusted Earnings per Share is useful measure as it allows management to assess the profitability of our business per share. The most directly comparable IFRS metric is Basic Earnings per Share. This metric has been designed to highlight the operating earnings over the available share capital of the Group. Dilution is calculated in the same way as it has been for Diluted Earnings per Share. The most directly comparable IFRS metric is Diluted Earnings per Share.
We believe that these non-IFRS financial measures provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance. In addition these non-IFRS measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present related performance measures when reporting their results.
These non-IFRS measures are used by different companies for differing purposes and are often calculated in different ways that reflect the circumstances of those companies. In addition, certain judgments and estimates are inherent in our process to calculate such non-IFRS measures. You should exercise caution in comparing these non-IFRS measures as reported by other companies.
These non-IFRS measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS. Some of these limitations are:
–they do not reflect costs incurred in relation to the acquisitions that we have undertaken;
–they do not reflect impairment of goodwill;
–other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures; and
–the adjustments made in calculating these non-IFRS measures are those that management considers to be not representative of our core operations and, therefore, are subjective in nature.
Accordingly, prospective investors should not place undue reliance on these non-IFRS measures.
We also use key performance indicators (“KPIs”) such as Average Balances, Trades Executed, and Contracts Cleared to assess the performance of our business and believe that these KPIs provide useful information to both management and investors by showing the growth of our business across the periods presented.
Our management uses these KPIs to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We define certain terms used in this release as follows:
“Average Balances” means the average amount of segregated and non-segregated client balances that generate interest income for us over a given period, calculated by taking the balances at the end of each quarter for the last five quarters.
“Trades Executed” means the total number of trades executed on our platform in a given year.
“Contracts Cleared” means the total number of contracts cleared in a given year.

"Market Volumes" are calculated as follows:
–All volumes traded on Marex key exchanges (CBOT, CME, Eurex, Euronext, ICE, LME, NYMEX COMEX, SGX)
–Energy volumes on CBOT, Eurex, ICE, NYMEX, SGX
–Financial securities (corporate bonds, equities, FX, repo, volatility) on CBOE, CBOT, CME, Eurex, Euronext, ICE, SGX
–Metals, agriculture and energy volumes on CBOT, CME, Eurex, Euronext, ICE, LME, NYMEX COMEX, SGX

Appendix 1 (continued)
Reconciliation of Non-IFRS Financial Measures and Key Performance Indicators:

	3 months ended 30 June 2024	3 months ended 31 March 2024	6 months ended 30 June 2024	6 months ended 30 June 2023
	$m	$m	$m	$m
Profit After Tax	59.3	43.6	102.9	80.8
Taxation charge	20.8	15.3	36.1	28.7
Profit Before Tax	80.1	58.9	139.0	109.5
Goodwill impairment charge[1]	—	—	—	10.7
Bargain purchase gains[2]	—	—	—	(0.3)
Acquisition costs[3]	(0.2)	0.2	—	0.5
Amortisation of acquired brands and customer lists[4]	1.8	0.8	2.6	0.8
Activities relating to shareholders[5]	—	2.4	2.4	—
Employer tax on vesting of the growth shares[6]	2.2	—	2.2	—
Owner fees[7]	0.7	1.7	2.4	3.3
IPO preparation costs[8]	4.6	3.7	8.3	—
Fair value of the cash settlement option on the growth shares[9]	2.3	—	2.3	—
Adjusted Operating Profit	91.5	67.7	159.2	124.5
Adjusted Operating Tax[10]	(22.3)	(16.3)	(38.6)	(29.5)
Adjusted Operating Profit after Tax	69.2	51.4	120.6	95.0
Profit attributable to AT1 note holders[11]	(2.4)	(2.5)	(4.9)	(4.9)
Adjusted Operating Profit after Tax Attributable to Common Equity	66.8	48.9	115.7	90.1

Adjusted Operating Profit Margin[12]	22%	19%	20%	20%

Adjusted Earnings per Share($)[13]	0.96	0.74	1.70	1.37
Adjusted Diluted Earnings per Share ($)[14]	0.90	0.69	1.59	1.29

Common Equity[15]	729.2	676.0	731.5	603.9
Return on Adjusted Operating Profit after Tax Attributable to Common Equity (%)	37%	29%	32%	30%
1. Goodwill impairment charges in 2023 relates to the impairment recognised for goodwill relating to the Volatility Performance Fund S.A. CGU (‘VPF’) largely due to declining projected revenue.
2. A bargain purchase gain was recognised as a result of the ED&F Man Capital Markets division acquisition.
3. Acquisition costs are costs, such as legal fees incurred in relation to the business acquisitions of ED&F Man Capital Markets business, the OTCex group and Cowen's Prime Services and Outsourced Trading business.
4. This represents the amortisation charge for the year/period of acquired brands and customers lists.
5. Activities in relation to shareholders primarily consist of dividend-like contributions made to participants within certain of our share-based payments schemes. In prior years, this balance was presented as part of amortisation of acquired brands and customer lists.
6. Employer tax on vesting of the growth shares represents the Group's tax charge arising from the vesting of the growth shares.
7. Owner fees relate to management services to parties associated with the former ultimate controlling party based on a percentage of the Group’s profitability. Owner fees are excluded from operating expenses as they do not form part of the operation of the business and ceased to be incurred after the completion of our offering.
8. IPO preparation costs related to consulting, legal and audit fees, presented in the income statement within other expenses.
9. Fair value of the cash settlement option on the growth shares represents the fair value liability of the growth shares at $2.3m. Subsequent to the initial public offering when the holders of the growth shares elected to take equity, the liability was derecognised.
10. Adjusting Operating Tax represents the tax effect on the Group's non-operating adjusting items.
11. Profit attributable to Additional Tier 1 (AT1) note holders includes the coupons on the AT1 which are accounted for as dividends and the tax benefit of the coupons.
12. Adjusted Operating Profit Margin is calculated by dividing Adjusted Operating Profit (as defined above) divided by revenue for the period.
13. The weighted average numbers of shares used in the calculation for the six months ended 30 June 2024 and the six months ended 30 June 2023 are disclosed in note 16. The weighted average number of shares for Q1 2024 and Q2 2024 was 65,683,374 and 69,349,518 respectively.
14. The weighted average numbers of diluted shares used in the calculation for H1 2024 and H1 2023 are disclosed in note 16. The weighted average number of shares for Q1 2024 and Q2 2024 was 70,383,309 and 74,083,017 respectively.
15. Common equity is calculated as per the below:

	3 months ended 30 June 2024	3 months ended 31 March 2024	6 months ended 30 June 2024	6 months ended 30 June 2023
	$m	$m	$m	$m
Current period
Equity	882.3	771.3	882.3	725.2
Additional Tier 1 capital	(97.6)	(97.6)	(97.6)	(97.6)
Common Equity	784.7	673.7	784.7	627.6

Prior period
Equity	771.3	775.9	775.9	677.7
Additional Tier 1 capital	(97.6)	(97.6)	(97.6)	(97.6)
Common Equity	673.7	678.3	678.3	580.1

Common Equity (average of current and prior periods)	729.2	676.0	731.5	603.9

Appendix 1 (continued)
Reconciliation of costs included in summary financial results to costs included in the unaudited condensed consolidated income statement:

	3 months ended 30 June 2024	3 months ended 31 March 2024	6 months ended 30 June 2024	6 months ended 30 June 2023
	$m	$m	$m	$m

Front office costs[1]	(224.8)	(210.1)	(434.9)	(335.2)
Control and support costs[1]	(100.4)	(80.6)	(181.0)	(146.3)
Adjusting items[1]	(11.4)	(8.8)	(20.2)	(15.0)
	(336.6)	(299.5)	(636.1)	(496.5)

Compensation and benefits	(256.0)	(229.9)	(485.9)	(379.2)
Other expenses	(80.6)	(69.6)	(150.2)	(106.6)
Impairment of goodwill	—	—	—	(10.7)
	(336.6)	(299.5)	(636.1)	(496.5)

1. The above costs are not considered to be Non-IFRS measures but purely a reconciliation of the costs categories that are presented differently in the Adjusted Operating Profit calculation to the same costs included in the Reported Profit in the income statement.

Condensed Consolidated
Financial
Statements

Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Income Statement	17
Unaudited Condensed Consolidated Statement of Comprehensive Income	18
Unaudited Condensed Consolidated Statement of Financial Position	19
Unaudited Condensed Consolidated Statement of the Changes in Equity	21
Unaudited Condensed Consolidated Statement of Cash Flows	22
Notes to the Unaudited Condensed Consolidated Financial Statements	24

Unaudited Condensed Consolidated Income Statement
For the six months ended 30 June

		Six months ended	Six months ended
		30 June 2024	30 June 2023
			Restated[1]
	Notes	$m	$m
Commission and fee income	4	801.9	687.8
Commission and fee expense	4	(374.6)	(340.6)
Net commission income	4	427.3	347.2
Net trading income	4	242.7	212.5
Interest income	4	353.6	308.3
Interest expense	4	(252.6)	(248.3)
Net interest income	4	101.0	60.0
Net physical commodities income	4	16.9	2.7
Revenue	4	787.9	622.4

Expenses:
Compensation and benefits	18	(485.9)	(379.2)
Depreciation and amortisation		(15.5)	(14.9)
Other expenses		(150.2)	(106.6)
Impairment of goodwill	8	—	(10.7)
Recovery/(provision) for credit losses		2.2	(4.5)
Bargain purchase gain on acquisitions		—	0.3
Other income		0.5	1.9
Share of results in associates and joint ventures		—	0.8
Profit before tax		139.0	109.5
Tax	5	(36.1)	(28.7)
Profit after tax		102.9	80.8

Attributable to:
Ordinary shareholders of the Company		96.3	74.2
Other equity holders[2]		6.6	6.6

Earnings per share[3]
Basic (dollars per share)	16	1.41	1.13
Diluted (dollars per share)	16	1.32	1.06

1.Prior period comparatives have been restated. Refer to note 2(c) for further information.
2.Other equity holders relate to holders of AT1 securities.
3.Earnings per share has been restated due to the reverse share split, refer to note 16 for further information.

Unaudited Condensed Consolidated Statement of Comprehensive Income
For the six months ended 30 June

	Six months ended	Six months ended
	30 June 2024	30 June 2023
		Restated[1]
	$m	$m
Profit after tax	102.9	80.8
Other comprehensive income
Items that may be reclassified subsequently to profit and loss:
(Loss)/gain on cash flow hedge reserve	(5.7)	3.6
Deferred tax on cash flow hedge reserve	1.4	—
Currency translation adjustments	(1.4)	—
Items that will not be recycled to profit and loss:
Change in fair value of financial liabilities designated at FVTPL due to own credit risk	(3.4)	(8.7)
Deferred tax on change in fair value of financial liabilities designated at FVTPL due to own credit risk	0.8	—
Gain / (loss) on revaluation of investments	1.2	(0.3)
Deferred tax on revaluation of investments	(0.3)	(0.1)
Deferred tax on share-based payments	2.5	—
Current tax on share-based payments	0.9	—
Other comprehensive loss, net of tax	(4.0)	(5.5)
Total comprehensive income	98.9	75.3

Attributable to:
Ordinary shareholders of the Company	92.3	68.7
Other equity holders	6.6	6.6
1.Prior period comparatives have been restated to align to the figures presented in the Statement of Changes in Equity.

Unaudited Condensed Consolidated Statement of Financial Position
As at 30 June and 31 December

		30 June 2024	31 December 2023
			Restated[1]
	Notes	$m	$m
Assets
Non-current assets
Goodwill	8	167.4	163.6
Intangible assets		53.7	56.0
Property, plant and equipment		18.4	16.6
Right-of-use asset	13	60.6	40.6
Investments		17.5	16.2
Deferred tax		20.7	21.4
Treasury instruments (unpledged)		—	60.8
Treasury instruments (pledged as collateral)		185.9	300.4
Total non-current assets		524.2	675.6

Current assets
Corporate income tax receivable		2.3	0.1
Trade and other receivables	9	4,413.5	4,789.8
Inventory		123.0	163.4
Equity instruments (unpledged)		391.7	189.6
Equity instruments (pledged as collateral)		2,154.8	1,331.7
Derivative instruments	10	730.8	655.6
Stock borrowing		1,795.5	2,501.4
Treasury instruments (unpledged)		345.4	558.5
Treasury instruments (pledged as collateral)		2,689.7	2,062.6
Reverse repurchase agreements		2,104.3	3,199.8
Cash and cash equivalents		1,914.2	1,483.5
Total current assets		16,665.2	16,936.0
Total assets		17,189.4	17,611.6
1.Certain prior period comparatives have been restated. Refer to note 2(c) for further information.

Unaudited Condensed Consolidated Statement of Financial Position (continued)
As at 30 June and 31 December

		30 June 2024	31 December 2023
			Restated[1]
	Notes	$m	$m
Liabilities
Current liabilities
Repurchase agreements		1,844.4	3,118.9
Trade and other payables	11	7,128.6	6,785.9
Stock lending		2,563.1	2,323.3
Short securities		1,736.6	1,924.8
Lease liability	13	13.0	13.2
Derivative instruments	10	496.8	402.2
Corporation tax		9.4	7.6
Debt securities		1,474.9	1,308.4
Provisions		0.5	0.4
Total current liabilities		15,267.3	15,884.7
Non-current liabilities
Lease liability	13	65.4	39.4
Debt securities		971.4	907.9
Deferred tax liability		3.0	3.7
Total non-current liabilities		1,039.8	951.0
Total liabilities		16,307.1	16,835.7
Total net assets		882.3	775.9

Equity
Share capital	12	0.1	0.1
Share premium		202.6	134.3
Additional Tier 1 capital (AT1)		97.6	97.6
Retained earnings		611.2	555.3
Own shares		(23.2)	(9.8)
Other reserves		(6.0)	(1.6)
Total equity		882.3	775.9
1.    Certain prior period comparatives have been restated. Refer to note 2(c) for further information.

Unaudited Condensed Consolidated Statement of the Changes in Equity
and Movements in Reserves
For the six months ended 30 June

	Share capital	Share premium	Additional (AT1) capital	Retained earnings	Own shares	Other reserves	Total
	$m	$m	$m	$m	$m	$m	$m

At 1 January 2023	0.1	134.3	97.6	455.3	(7.9)	(1.7)	677.7
Profit after tax for the period	—	—	6.6	74.2	—	—	80.8
Gain on cash flow hedge	—	—	—	—	—	3.6	3.6
Change in fair value due to own credit risk	—	—	—	—	—	(8.7)	(8.7)
Loss on revaluation of investments	—	—	—	—	—	(0.3)	(0.3)
Deferred tax on revaluation of investments	—	—	—	—	—	(0.1)	(0.1)
Total comprehensive income for the period	—	—	6.6	74.2	—	(5.5)	75.3
AT1 dividends paid	—	—	(6.6)	—	—	—	(6.6)
Ordinary dividends paid	—	—	—	(24.5)	—	—	(24.5)
Repurchase of own shares	—	—	—	—	(4.2)	—	(4.2)
Share-based payments	—	—	—	7.1	—	—	7.1
Other movements	—	—	—	0.3	—	0.1	0.4
At 30 June 2023	0.1	134.3	97.6	512.4	(12.1)	(7.1)	725.2

At 1 January 2024	0.1	134.3	97.6	555.3	(9.8)	(1.6)	775.9
Profit after tax for the period	—	—	6.6	96.3	—	—	102.9
Loss on cash flow hedge	—	—	—	—	—	(5.7)	(5.7)
Deferred tax on cash flow hedge	—	—	—	—	—	1.4	1.4
Change in fair value due to own credit risk	—	—	—	—	—	(3.4)	(3.4)
Deferred tax on change in fair value of financial liabilities designated at FVTPL due to own credit risk	—	—	—	—	—	0.8	0.8
Gain on revaluation of investments	—	—	—	—	—	1.2	1.2
Deferred tax on revaluation of investments	—	—	—	—	—	(0.3)	(0.3)
Deferred tax on share-based payments	—	—	—	—	—	2.5	2.5
Current tax on share-based payments	—	—	—	—	—	0.9	0.9
Currency translation adjustments	—	—	—	—	—	(1.4)	(1.4)
Total comprehensive income for the period	—	—	6.6	96.3	—	(4.0)	98.9
AT1 dividends paid	—	—	(6.6)	—	—	—	(6.6)
Ordinary dividends paid	—	—	—	(44.1)	—	—	(44.1)
Share premium	—	68.3	—	—	—	—	68.3
Repurchase of own shares	—	—	—	—	(19.8)	—	(19.8)
Fair value of the cash settlement option on the growth shares	—	—	—	2.3	—	—	2.3
Share-based payments	—	—	—	7.4	—	—	7.4
Share settlement of share-based awards	—	—	—	(6.4)	6.4	—	—
Other movements	—	—	—	0.4	—	(0.4)	—
At 30 June 2024	0.1	202.6	97.6	611.2	(23.2)	(6.0)	882.3

Unaudited Condensed Consolidated Statement of Cash Flows
For the six months ended 30 June

		Six months ended	Six months ended
		30 June 2024	30 June 2023
	Notes	$m	$m
Profit before tax		139.0	109.5
Adjustments for:
Amortisation of intangible assets		6.5	2.9
Depreciation of property, plant and equipment		3.5	2.1
Depreciation of right-of-use asset		5.4	4.8
Impairment of right-of-use asset		0.1	5.1
Gain on sale of subsidiary	7	(2.5)	—
Impairment of goodwill	8	—	10.7
Bargain purchase gain on acquisitions		—	(0.3)
Increase / (decrease) in provisions		0.1	(1.2)
Provision for credit losses		(2.2)	4.5
Share of results in associates and joint ventures		—	(0.8)
Lease liability foreign exchange revaluation	13	(0.2)	(0.4)
Movement in fair value of derivative instruments	10	19.4	(3.7)
Other revaluations		6.0	(4.6)
Other non-cash movements		(4.5)	4.8
Fair value of the cash settlement option on the growth shares		2.3	—
Share-based compensation expense		7.4	7.1
Operating cash flow before changes in working capital		180.3	140.5
Working capital adjustments:
Decrease / (increase) in trade and other receivables		380.4	(14.8)
Increase / (decrease) in trade and other payables		341.9	(129.2)
(Increase) / decrease in treasury instruments		(238.7)	432.0
(Increase) / decrease in equity instruments		(1,213.4)	655.1
Increase in debt securities		226.6	754.6
Net repayment of borrowings		—	(148.7)
Decrease / (increase) in inventory		40.4	(6.6)
Decrease in net repurchase agreements		(179.0)	(102.0)
Increase / (decrease) in net stock borrowing and lending		945.7	(735.1)
Cash inflow from operating activities		484.2	845.8
Corporation tax paid		(31.7)	(39.9)
Net cash inflow from operating activities		452.5	805.9
For the six months ended 30 June 2024, interest received was $348.3m (six months ended 30 June 2023: $320.3m), interest paid was $238.6m (six months ended 30 June 2023: $262.2m) and dividends received were $nil (six months ended 30 June 2023: $nil).

Unaudited Condensed Consolidated Statement of Cash Flows (continued)
For the six months ended 30 June

		Six months ended	Six months ended
		30 June 2024	30 June 2023
	Notes	$m	$m
Investing activities
Redemption of investment in associate		—	6.4
Acquisition of businesses, net of cash acquired	7	(4.0)	(29.5)
Net proceeds from sale of subsidiary	7	2.5	—
Payment of contingent consideration		—	(1.6)
Purchase of intangible assets		(3.9)	(1.6)
Purchase of property, plant and equipment		(5.3)	(2.7)
Net cash from investing activities		(10.7)	(29.0)

Financing activities
Proceeds from issuance of ordinary shares[1]	12	73.0	—
Issuance costs of ordinary shares	12	(4.7)	—
Purchase of own shares		(19.8)	(4.2)
Dividends paid	6	(50.7)	(31.1)
Payment of lease liabilities		(1.6)	(4.4)
Net cash used in financing activities		(3.8)	(39.7)
Net increase in cash and cash equivalents		438.0	737.2

Cash and cash equivalents
Cash and cash equivalents at 1 January		1,483.5	910.1
Increase in cash		438.0	737.2
Effect of foreign exchange rate changes		(7.3)	5.0
Cash and cash equivalents at 30 June		1,914.2	1,652.3

1.The net proceeds of $68.3m from issuance of ordinary shares is described in note 12.

Notes to the Unaudited Condensed Consolidated Financial Statements

1 General Information
Marex Group plc (the 'Group' and ‘Company’) is incorporated in England and Wales under the Companies Act. The address of the registered office is 155 Bishopsgate, London, EC2M 3TQ, United Kingdom. The principal activities of the Group and the nature of the Group’s operations are set out in note 4.
The unaudited condensed consolidated financial statements of the Group are presented in US dollars ('USD' or ‘$’), which is also the Company’s functional currency. All amounts have been rounded to the nearest tenth of a million (‘m’), except where otherwise indicated.
The information for the year ended 31 December 2023 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditors reported on those accounts: their report was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.
On 24 April 2024, the Group's registration statement on Form F-1 related to its initial public offering (“IPO”) was declared effective. On 25 April 2024, the Group’s ordinary shares began trading on the Nasdaq Global Select Market under the symbol “MRX”. On 29 April 2024, the Group completed its IPO, in which the Group issued 3,846,153 new ordinary shares each at initial offering price of $19.00 per ordinary share for gross proceeds to the Group of $73.0m, before deducting issuance transaction costs of $4.7m. In the IPO, selling shareholders sold a total of 13,028,951 existing ordinary shares. The Group did not receive any proceeds from this sale.
In connection with its IPO, the Group undertook a share capital reorganisation involving the issuance and conversion of growth shares and non-voting ordinary shares into ordinary shares, the cancellation of deferred shares, the redenomination of the nominal value of ordinary shares and a 1.88 to 1 reverse split of ordinary shares. Further information is disclosed in note 12.

2 Material Accounting Policy Information
(a) Basis of preparation
The interim condensed consolidated financial statements as at 30 June 2024 and for the six months ended 30 June 2024 and 2023 have been prepared in accordance with IAS 34 Interim Financial Reporting. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Directors consider that there are no material uncertainties that may cast significant doubt over this assumption. They have formed a judgement that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the 2023 Group Annual Report (the 2023 Group Annual Report refers to the consolidated statements of financial position of Marex Group plc and subsidiaries as at 31 December 2023 and 2022, the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows).
(b) New standards, interpretations and amendments adopted by the Group
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the 2023 Group Annual Report, except for the adoption of new standards effective as of 1 January 2024. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.
Several amendments apply for the first time in 2024, but do not have any impact on the interim condensed consolidated financial statements of the Group.
Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 9
In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 9 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.
The transition rules clarify that an entity is not required to provide the disclosures in any interim periods in the year of initial application of the amendments. Thus, the amendments had no impact on the Group’s interim condensed consolidated financial statements.
Amendments to IFRS 16: Lease Liability in a Sale and Leaseback
In September 2022, the IASB issued amendments to IFRS 16 to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognise any amount of the gain or loss that relates to the right of use it retains.
The amendments had no impact on the Group’s interim condensed consolidated financial statements.

Notes to the Unaudited Condensed Consolidated Financial Statements

2 Material Accounting Policy Information (continued)

(b) New standards, interpretations and amendments adopted by the Group (continued)
Amendments to IAS 1: Presentation of Financial Statements – Non-current Liabilities with Covenants
In October 2022, the IASB issued amendments that specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least 12 months after the reporting date. Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date.
The IASB specifies that the right to defer settlement of a liability for at least 12 months after the reporting date is not affected if an entity only has to comply with a covenant after the reporting period. However if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within 12 months after the reporting period, an entity discloses information that enables users of the financial statements to understand the risk of the liabilities becoming repayable within 12 months after the reporting period. This includes information about the covenants, the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants.
The amendments had no impact on the Group’s interim condensed consolidated financial statements.

(c) Restatement
In these condensed consolidated financial statements we are restating the condensed consolidated income statement for the six months ended 30 June 2023 to align its presentation to the consolidated income statement for the year ended 31 December 2023 following the voluntary changes in presentation adopted by the Group during 2023 and to correct certain errors, in accordance with International Accounting Standard 8, Accounting policies, changes in accounting estimates and correction of errors.
Changes in accounting policies
Change of presentation of the condensed consolidated income statement
The Group presented revenue and expenses in its condensed consolidated income statement for the six months ended 30 June 2023 at an aggregated level. During 2023, the Group decided to present within revenue all the income derived from the ordinary activities of the Group and disaggregate them in the income statement. In connection with this, commissions and fees paid to exchanges and clearing houses and all interest income and interest expense incurred as part of the ordinary activities of the Group, are now presented within revenue. Similarly, a more granular presentation was adopted for the Group’s expenses. This change has been applied retrospectively for the six months ended 30 June 2023 for comparative purposes and only impacts the presentation of the condensed consolidated income statement and has no impact on profit after tax. The changes do not impact the condensed consolidated statements of other comprehensive income and changes in equity.

Presentation of income from physical commodities trading
For the six months ended 30 June 2023, the Group retrospectively adopted a voluntary change in accounting policy, with respect to the presentation of revenue and associated costs from the sale of physical commodities, which in previous issued interim financial statements were presented on a gross basis within revenue and operating costs, respectively, in the condensed consolidated income statement. To align the presentation in the income statement to the manner in which the physical commodities trading business is managed, the Group decided to change its accounting policy for all revenue arising from fair valuing forward contracts to buy and sell physical commodities to be presented on a net basis, with no gross revenue and gross cost of sales presented upon physical settlement of the forward contracts. This retrospective change in accounting policy does not impact the condensed consolidated statements of comprehensive income, of cash flows or changes in equity.
In aggregate, considering the above changes in accounting policies in the income statement, revenue as restated for the six months ended 30 June 2023 is $622.4m. Previously, revenue was $1,191.3m. All other changes resulted in a disaggregation of line items into a nature-based presentation to provide better information or present them separately.

30 June 2023
$m
Revenue as originally presented	1,191.3
plus: interest income	107.4
minus: interest expense	(184.4)
minus: commission and fee expense	(340.6)
minus: cost of sales of physical commodities	(151.3)
Revenue as restated	622.4

Notes to the Unaudited Condensed Consolidated Financial Statements

2 Material Accounting Policy Information (continued)
(c) Restatement (continued)
Correction of errors
Presentation of interest income calculated using the effective interest method
The Group did not present separately in the condensed consolidated income statement the interest income calculated using the effective interest method as required by IAS 1. As restated, interest income for the six months ended 30 June 2023 is $308.3m . As reported, $200.9m of interest income was presented within revenue and $107.4m as finance income. The error did not impact profit after tax. The correction of this error does not impact the condensed consolidated statements of comprehensive income, cash flows or of changes in equity.

Presentation of impairment for credit losses
The Group did not present separately in the condensed consolidated income statement the impairment for credit losses as required by IAS 1. As restated, provision for credit losses for the six months ended 30 June 2023 is $4.5m and was previously presented as part of operating expenses. The error did not impact profit after tax. The correction of this error does not impact the condensed consolidated statements of comprehensive income, cash flows or of changes in equity.

Impairment of goodwill
The Group did not recognise an impairment charge related to Volatility Performance Fund S.A. (“VPF”) as required by IAS 36, Impairment of assets, in the six months ended 30 June 2023. As restated, impairment of goodwill for the six months ended 30 June 2023 increased by $10.7m, and goodwill decreased by $10.7m.

Restatement of consolidated statement of financial position as of 31 December 2023
Presentation of derivative instruments
During the preparation of the interim condensed consolidated financial statements, the Group noted an error in the presentation of derivative instruments on the statement of financial position as at 31 December 2023. The Group presented certain legs of equity options separately within derivative instruments assets and derivative instruments liabilities; however they should have been presented as one unit of account..
The Group evaluated the materiality of the misstatement in accordance with Staff Accounting Bulletin (“SAB”) No. 99, Materiality, and SAB No. 108, considering both qualitative and quantitative factors. The Group determined the misstatement in the consolidated financial position as at 31 December 2023 and 2022 included in the consolidated statement of financial position as at 31 December 2023 and 2022 in the 2023 Group Annual Report was immaterial and did not require restatement of the previously issued consolidated financial statements. The error did not impact the consolidated income statements, statements of comprehensive income, changes in equity, and cash flows included in the 2023 Group Annual Report. The restatement is summarised in the table below.

	As reported	Adjustment	As restated
31 December 2023	$m	$m	$m
Derivative instruments - assets	794.1	(138.5)	655.6
Total current assets	17,074.5	(138.5)	16,936.0
Total assets	17,750.1	(138.5)	17,611.6
Derivative instruments - liabilities	540.7	(138.5)	402.2
Total current liabilities	16,023.2	(138.5)	15,884.7
Total liabilities	16,974.2	(138.5)	16,835.7

Presentation of equity instruments
The Group noted an error in the presentation of equity instruments on the statement of financial position as at 31 December 2023. The Group should present certain equity instruments that are pledged with the Options Clearing Corporation (‘OCC’), and that can be repledged by the OCC, separately from other unpledged equity instruments in accordance with IFRS 9 Financial Instruments. As restated, equity instruments (pledged as collateral) is $1,331.7m, and equity instruments (unpledged) is $189.6m as at 31 December 2023. As reported, equity instruments were $1,521.3m.
The Group evaluated the materiality of the misstatement in accordance with Staff Accounting Bulletin (“SAB”) No. 99, Materiality, and SAB No. 108, considering both qualitative and quantitative factors. The Group determined the misstatement in the consolidated statement of financial position as at 31 December 2023 and 2022 included in the consolidated financial statement as at 31 December 2023 and 2022 and for each of the years in the two years ended 31 December 2023 included in the 2023 Group Annual Report was immaterial and did not required restatement of the previously issued consolidated financial statements. The correction of this error did not change the total assets and does not impact the condensed consolidated income statement, statements of comprehensive income, cash flows or of changes in equity.

Notes to the Unaudited Condensed Consolidated Financial Statements

3 Critical accounting judgements and key sources of estimation uncertainty
In the application of the Group’s accounting policies, the Directors are required to make judgements, estimates and assumptions that affect the reported carrying amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant and reasonable under the circumstances.
Estimates and assumptions are reviewed on an ongoing basis and revisions to accounting estimates are recognised in the period an estimate is revised. The following critical accounting judgement has been applied in the preparation of these interim condensed consolidated financial statements:
Impairment of goodwill
As reported in the Group’s annual report and accounts for the year ended 31 December 2023, the determination of whether goodwill is impaired requires an estimation of the recoverable amount of the cash generating unit to which goodwill has been allocated, which is the higher of the value in use or the fair value less costs of disposal. The value in use calculation requires the Group to estimate the future revenues from the cash generating unit and a suitable discount rate to calculate the present value. The key sources of estimation uncertainty in the assessment of goodwill impairment are the assumptions around the discount rates, revenue growth and terminal growth rates and are spelled out in the Group’s annual report and accounts for the year ended 31 December 2023.
Accounting for Growth Shares
The Group issued Growth Shares and Growth Share Options under previous share-based payment awards which vest or become exercisable on the occurrence of a liquidity event which was satisfied by the IPO. The terms of the awards permitted the holders to elect for cash or equity settlement, though in the absence of an election, the default settlement was through the issuance of non-voting ordinary shares. In accordance with IFRS 2 Share Based Payments, as the choice of settlement method resided with the holder, these awards were considered to be compound instruments. Consequently, at the point of settlement the Group remeasured the liability arising from the cash settlement option to its fair value. As the awards were all settled in equity, the fair value of the liability was transferred directly to equity, as the consideration for the equity instruments issued.
The valuation of the liability was deemed a key source of estimation uncertainty as the terms of the awards placed restrictions on the amount of cash that Marex Group plc could provide for settlement of the obligation which meant that there was significant uncertainty as to the timing and amount of the cash payments to holders. Key judgements and estimates include: probability and impact of management actions that could have been reasonably contemplated, the growth rate of the Group’s profit which drives the potential Group dividend requirements; and the discount rate applied to the cash flows.
These judgements and estimates significantly impact the valuation of the growth shares and, consequently, the Group's financial statements. The Group has recorded the fair value of the liability related to growth shares at $2.3m.
Additional details and further explanations are provided in Note 12 to the interim condensed consolidated financial statements.

Notes to the Unaudited Condensed Consolidated Financial Statements

4 Segmental Analysis
Revenue
Revenues within the scope of IFRS 15 are presented as commission and fee income in the income statement. Revenues that are not within the scope of IFRS 15 are presented within net trading income, net interest income and net physical commodities income in the income statement. The disaggregation in this note shows the revenue by each of the five operating segments. The substantial majority of the Group's performance obligations for revenues from contracts with clients is satisfied at a point in time. Revenue recognised over time is not material.
Operating Segments
Operating segments information is presented in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (‘CODM’). The CODM, who is responsible for allocating resources and assessing performance, has been identified as the Group’s Executive Committee. The CODM regularly reviews the Group’s operating results in order to assess performance and to allocate resources. The accounting policies of the operating segments are the same as the Group’s accounting policies.
Adjusted operating profit/(loss) is the segments performance measure and excludes income and expenses that are not considered directly related to the performance of our segments as detailed in the reconciliation below.
For management purposes, the Group is organised into the following operating segments, based on the services provided, as follows:
–Clearing – The interface between exchanges and clients. The Group provides the connectivity that allows its clients access to exchanges and central clearing houses. As clearing members, the Group acts as principal on behalf of its clients and generates revenue on a commission per trade basis. The Group provides clearing services across four principal markets: metals, agricultural products, energy and financial securities markets across different geographies.
–Agency and Execution – The Group matches buyers and sellers on an agency basis by facilitating price discovery primarily across energy and financial securities markets. The Agency and Execution segment primarily generates revenue on a commission per trade basis without material credit or market risk exposure. In addition to listed products that trade directly on exchanges, many of the Group’s markets are traded on an OTC basis.
–Market Making – The Group acts as principal to provide direct market pricing to professional and wholesale counterparties, primarily metals, agriculture, energy and financial securities markets. The Market Making segment primarily generates revenue through charging a spread between buying and selling prices, without taking significant proprietary risk. The Market Making operations are diversified across geographies and asset classes.
–Hedging and Investment Solutions – The Group offers bespoke hedging and investment solutions to its clients and generates revenue through a return built into the product pricing. Tailored hedging solutions allow producers and consumers of commodities to hedge their exposure to movements in market prices, as well as exchange rates, across a variety of different time horizons.
–The Corporate segment includes the Group’s control and support functions: finance, treasury, IT, risk, compliance, legal, human resources and executive management to support the operating segments. Corporate manages the resources of the Group, makes investment decisions and provides operational support to the business segments. Corporate manages the Group’s funding requirements, interest expense is incurred through debt securities issuance, which is charged to other segments thorough inter-segmental funding allocations to reflect their consumption of these resources. Interest Income is derived from interest on in-house cash balances. The adjusted operating loss includes the expenses related to costs of the functions that are not recovered from the operating segments and corporate costs.

Segment information for the six months ended 30 June 2024	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
	$m	$m	$m	$m	$m	$m
Commission and fee income	474.6	320.8	6.5	—	—	801.9
Commission and fee expense	(339.0)	(26.3)	(9.3)	—	—	(374.6)
Net commission income/(expense)	135.6	294.5	(2.8)	—	—	427.3
Net trading income	2.3	19.9	108.5	112.0	—	242.7
Interest income/(expense)	148.2	18.8	—	—	(66.0)	101.0
Inter-segmental funding allocations[2]	(61.2)	(1.3)	(10.6)	(26.0)	99.1	—
Net interest income/(expense)	87.0	17.5	(10.6)	(26.0)	33.1	101.0
Net physical commodities income	—	0.7	16.2	—	—	16.9
Revenue	224.9	332.6	111.3	86.0	33.1	787.9
Adjusted operating profit/(loss)	119.0	44.9	39.5	26.0	(70.2)	159.2

Other segment information
Depreciation and amortisation	(0.2)	(0.5)	(0.2)	(0.3)	(14.3)	(15.5)

Notes to the Unaudited Condensed Consolidated Financial Statements

4 Segmental Analysis (continued)

Segment information for the six months ended 30 June 2023 (restated)[1]	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
	$m	$m	$m	$m	$m	$m
Commission and fee income	445.7	237.7	4.4	—	—	687.8
Commission and fee expense	(321.6)	(13.2)	(5.8)	—	—	(340.6)
Net commission income/(expense)	124.1	224.5	(1.4)	—	—	347.2
Net trading income	0.4	26.2	103.3	82.6	—	212.5
Interest income/(expense)	123.8	3.1	(1.7)	—	(65.2)	60.0
Inter-segmental funding allocations[2]	(54.4)	(1.5)	(12.2)	(19.3)	87.4	—
Net interest income/(expense)	69.4	1.6	(13.9)	(19.3)	22.2	60.0
Net physical commodities income	—	—	2.7	—	—	2.7
Revenue	193.9	252.3	90.7	63.3	22.2	622.4
Adjusted operating profit/(loss)	98.6	26.9	24.8	19.2	(45.0)	124.5

Other segment information
Depreciation and amortisation	(0.1)	(0.4)	(0.1)	(0.1)	(14.2)	(14.9)
1.The Group changed its reporting segments during 2023; as such segment information for the comparative periods have been restated. Refer to note 6 segmental analysis in the 2023 Group Annual Report for further detail.
2.    The Inter-segmental funding allocation represents the interest costs borne by the Group, excluding interest earned centrally on house cash balances, which is subsequently recharged to the business segments. The recharge is based on the funding requirements of each business.

Reconciliation of total segments adjusted operating profit to the Group's profit before tax per the income statement:

	Six months ended	Six months ended
	30 June 2024	30 June 2023
	$m	$m
Total segments Adjusted Operating Profit	159.2	124.5
Goodwill impairment charge[1]	—	(10.7)
Bargain purchase gain[2]	—	0.3
Acquisition costs[3]	—	(0.5)
Amortisation of acquired brands and customer lists[4]	(2.6)	(0.8)
Activities in relation to shareholders[5]	(2.4)	—
Employer tax on vesting of the growth shares[6]	(2.2)	—
Owner fees[7]	(2.4)	(3.3)
IPO preparation costs[8]	(8.3)	—
Fair value of the cash settlement option on the growth shares[9]	(2.3)	—
Profit before tax	139.0	109.5
1. Goodwill impairment charges in 2023 relates to the impairment recognised for goodwill relating to the Volatility Performance Fund S.A. CGU (‘VPF’) largely due to declining projected revenue.
2. A bargain purchase gain was recognised as a result of the ED&F Man Capital Markets division acquisition.
3. Acquisition costs are costs, such as legal fees incurred in relation to the business acquisitions of ED&F Man Capital Markets business, the OTCex group and Cowen's Prime Services and Outsourced Trading business.
4. This represents the amortisation charge for the year/period of acquired brands and customers lists.
5. Activities in relation to shareholders primarily consist of dividend-like contributions made to participants within certain of our share-based payments schemes. In prior years, this balance was presented as part of amortisation of acquired brands and customer lists.
6. Employer tax on vesting of the growth shares represents the Group's tax charge arising from the vesting of the growth shares.
7. Owner fees relate to management services to parties associated with the former ultimate controlling party based on a percentage of the Group’s profitability. Owner fees are excluded from operating expenses as they do not form part of the operation of the business and ceased to be incurred after the completion of our offering.
8. IPO preparation costs related to consulting, legal and audit fees, presented in the income statement within other expenses.
9. Fair value of the cash settlement option on the growth shares represents the fair value liability of the growth shares at $2.3m. Subsequent to the initial public offering when the holders of the growth shares elected to take equity, the liability was derecognised.

Notes to the Unaudited Condensed Consolidated Financial Statements

4 Segmental Analysis (continued)
The Group’s Revenue and non-current assets by subsidiary company’s country of domicile is as follows. In presenting geographical information, revenue is based on the geographic location of the legal entity where the customers' revenue is recorded. Non-current assets are based on the geographic location of the legal entity where the assets are recorded.

	Revenue		Non-current assets
	Six months ended	Six months ended
	30 June 2024	30 June 2023	30 June 2024	31 December 2023
	$m	$m	$m	$m
United Kingdom	398.4	318.9	255.2	234.7
United States	261.4	210.6	49.3	46.3
Rest of the world	128.1	92.9	13.1	12.0
Total	787.9	622.4	317.6	293.0
The balances in Rest of the world mainly consist of those from countries in Europe and the Asia Pacific region, none of which are individually material for separate disclosure.
Non-current assets for this purpose consist of goodwill, intangible assets, property, plant and equipment, right-of-use assets, investments, and investment in associate.
Contract assets
There were no assets that meet the definition of a contract asset as at 30 June 2024 (31 December 2023: $nil).

5 Tax
The effective rate of tax on profit before tax is 26.0% for the period ended 30 June 2024 (H1 2023: 26.20%). The statutory rate of UK corporation tax increased from 19% to 25% on 1 April 2023. This results in a blended effective rate of 23.50% for the year ended 31 December 2023 and 25% from 1 January 2024 with respect to the UK. In addition, the Group incurred material non-deductible acquisition and IPO preparation expenses which are materially offset by deductions taken in respect of interest on the Group's AT1 issuance.

6 Dividends Paid and Proposed
Dividends of $44.1m were paid to ordinary shareholders and $6.6m to holders of AT1 securities during the period ended 30 June 2024 (30 June 2023: ordinary: $24.5m, AT1: $6.6m). Please refer to note 19 for Dividends that are proposed and expected to be paid post period end.

7 Business Combinations
(a) Disposal of Marex North America LLC
On 3 January 2024, the Group disposed of one of its regulated subsidiaries in the United States, Marex North America LLC ('MNA'), to an external buyer for proceeds of $127.5m, constituting $125.0m for the net assets of the business resulting in a gain on sale of $2.5m.
Prior to the disposal, during 2023, the business of MNA was transferred to another affiliate, Marex Capital Markets Inc. The entity being disposed of qualified as a disposal group under IFRS 5. However, as the only asset that the entity held at the balance sheet date was a receivable related to intragroup debt, which eliminates on consolidation, the entity was not disclosed as a disposal group.

(b) Acquisition of Pinnacle Fuel LLC
On 5 January 2024, the Group acquired Pinnacle Fuel LLC ('Pinnacle') from Empire Holdings LLC for a consideration of $4.0m which is split as $3.7m of goodwill premium and $0.3m of intangible assets relating to customer lists, the net assets of Pinnacle were immaterial. Pinnacle is a physical oil trading business and has been purchased by Marex North America Holdings Inc in order to facilitate the growth of its back-to-back oil trading business

(c) Acquisitions for the six months ended 30 June 2023
For the acquisitions for the six months ended 30 June 2023, refer to the 2023 Group Annual Report.

Notes to the Unaudited Condensed Consolidated Financial Statements

8 Goodwill

An impairment of goodwill was recorded during the six months period ended 30 June 2023. The impairment charge was against the Volatility Performance Fund S.A. CGU (‘VPF’). The VPF’s projected future net revenues as well as the growth assumptions were based upon the most recent performance in 2022. As highlighted in the 2023 Group Annual Report, 2023 was a challenging year for the VPF, and these challenging conditions resulted in the recoverable amount for the VPF being $6.0m based upon its VIU which was lower than its carrying value of $16.7m and an impairment charge of $10.7m was recognised due to the combination of projected performance and macroeconomic factors.
As at 30 June 2024, the review of the indicators of impairment did not require any further testing.

9 Trade and Other Receivables

	30 June 2024	31 December 2023
	$m	$m
Amounts due from exchanges, clearing houses and other counterparties	2,675.8	3,459.6
Trade debtors	1,176.0	823.8
Default funds and deposits	365.2	273.2
Loans receivable	17.0	8.0
Other tax and social security taxes	13.8	10.8
Other debtors	141.0	194.2
Prepayments	24.7	20.2
	4,413.5	4,789.8
Included in the amounts due from exchanges, clearing houses and other counterparties are segregated balances of $1,056.1m (2023: $1,699.5m) and non-segregated balances of $1,619.7m (2023: $1,760.1m).
Other debtors includes amounts related to sign-on bonuses of $39.6m (2023: $39.5m).

Notes to the Unaudited Condensed Consolidated Financial Statements

10 Derivative Instruments
Derivative assets and derivative liabilities comprise the following:

	30 June 2024	31 December 2023
Financial assets	$m	$m
		Restated1
Held for trading derivatives carried at fair value through profit and loss that are not designated in hedge accounting relationships:
Synthetic equity swap	229.9	177.1
Agriculture forward contracts	162.1	123.8
Agriculture option contracts	74.8	48.1
Energy forward contracts	65.6	63.3
Energy option contracts	3.7	5.5
Foreign currency forward contracts	122.5	143.3
Foreign currency option contracts	12.4	13.4
Precious metal forward contracts	—	0.1
Credit forward contracts	1.9	2.8
Metals forward contracts	12.0	11.5
Equity forward contracts	0.7	0.3
Equity option contracts	21.4	24.5
Crypto forward contracts	0.5	0.1
Crypto option contracts	0.3	—
Rates forward contracts	10.9	11.8
Rates option contracts	7.3	0.1
Held for trading derivatives that are designated in hedge accounting relationships:
Foreign currency forward contracts	1.9	3.1
Lease forward contracts	0.1	—
Interest rate swaps	2.8	23.8
Cross currency swaps	—	3.0
	730.8	655.6
1.Certain prior period comparatives have been restated. Refer to note 2(c) for further information.

Notes to the Unaudited Condensed Consolidated Financial Statements

10 Derivative Instruments (continued)

	30 June 2024	31 December 2023
Financial liabilities	$m	$m
		Restated[1]
Held for trading derivatives carried at fair value through profit and loss that are not designated in hedge accounting relationships:
Agriculture forward contracts	128.7	106.4
Agriculture option contracts	53.4	25.1
Energy forward contracts	59.1	49.1
Energy option contracts	8.0	7.8
Foreign currency forward contracts	117.5	89.0
Foreign currency option contracts	14.2	14.5
Precious metal forward contracts	4.6	2.6
Credit forward	1.4	1.7
Credit option contracts	6.1	—
Interest rate forward contracts	21.9	12.9
Interest rate options contracts	7.3	0.2
Crypto forward	2.9	14.9
Crypto option	10.9	19.3
Equity forward contracts	7.0	24.0
Equity option contracts	26.1	28.9
Metals forward	13.9	5.6
Metal option contracts	0.3	—
Held for trading derivatives that are designated in hedge accounting relationships:
Foreign currency forward contracts	0.1	0.2
Interest rate swaps	4.2	—
Cross currency swaps	9.2	—
	496.8	402.2
1.Certain prior period comparatives have been restated. Refer to note 2(c) for further information.

11 Trade and Other Payables

	30 June 2024	31 December 2023
	$m	$m
Trade payables	6,523.3	5,908.5
Amounts due to exchanges, clearing houses and other counterparties	105.7	432.4
Other tax and social security taxes	17.6	9.9
Other creditors	43.6	21.7
Accruals	434.7	412.9
Deferred income	3.7	0.5
	7,128.6	6,785.9
Included in trade payables and amounts due to exchanges, clearing houses and other counterparties are segregated balances of $3,538.5m (2023: $3,820.2m) and non-segregated balances of $3,090.5m (2023: $2,520.7m).

Notes to the Unaudited Condensed Consolidated Financial Statements

12 Share Capital
In connection with the IPO, in April 2024, the following steps were taken to reorganise share capital. Such steps were completed immediately before the completion of the IPO:
1.Ordinary shares reorganisation
a)24,892,848 Growth Shares of $0.000165 were reorganised as the following:
–The growth options were exercised which created 185,894 new growth shares.
–25,078,742 Growth Shares of $0.000165 were converted into 15,148,855 Ordinary Shares of $0.000165 and 9,929,887 deferred shares of $0.000165 upon the occurrence of the IPO.
–9,929,887 deferred shares of $0.000165 which were redenominated and consolidated to 2,806,815 Deferred Shares of £0.000469 by using the exchange rate equal to the average closing rate of exchange for the five days up to and ended 19 April 2024 for the relevant currency paid of USD/GBP $1.2446/£1.All 3,986,376 Non-voting Ordinary Shares as at 1 January 2024 and new issuance of 875,171 Non-voting Ordinary Shares to the holder of the warrant issued in 2012 and exercised before the occurrence of the IPO were reclassified to 4,861,547 Ordinary Shares of $0.000165.
b)In addition, 2,039,124 ordinary shares of $0.000165 were issued in the capital of the Company to the Employee Benefit Trust Limited in its role as nominee for the holders of Growth Shares in satisfaction of the of dividends paid by Marex since the issuance of series 2016, 2019 and 2020 Growth shares in accordance with the terms upon which they were issued.
2.Reverse Share Split
–All 128,541,114 Ordinary Shares of $0.000165 were consolidated into 68,375,690 Ordinary Shares of $0.001551 at a conversion rate of 1:88 to 1.
3.Deferred Share Cancellation
–106,168,869 Deferred Shares of £0.000469 each in the share capital of the Company were cancelled.

The Deferred shares have no voting rights, no right to participate in dividends or distributions and no right to redemption. On a return of capital on a winding up or otherwise, the assets of the Company available for distribution to its members shall be applied in paying a sum equal to £1 to the holders of the deferred shares pro rata according to the number of deferred shares held by them (rounded to the nearest £0.01, but such that the total paid in aggregate to all the holders shall in no event exceed £1).
As part of the initial public offering, 3,846,153 Ordinary Shares of US$0.001551 each in the share capital of the Company were then issued, the sale of shares raised $68.3m in cash, with issue costs of $4.7m.
The following is a roll forward analysis of the share movements outlining the share capital reorganisation completed prior to the IPO

	Ordinary shares of $0.001551 Number	Ordinary shares of $0.000165 Number	Non-voting Ordinary Shares of $0.000165 Number	Deferred Shares of £0.000469 Number	Growth Shares of $0.000165 Number	Total Number
At 1 January 2024	—	106,491,588	3,986,376	107,491,490	24,892,848	242,862,302
Ordinary shares reorganisation pre-IPO (1)	—	22,049,526	(3,986,376)	2,806,815	(24,892,848)	(4,022,883)
Total: Post ordinary shares reorganisation	—	128,541,114	—	110,298,305	—	238,839,419
Reverse share split (2)	68,375,690	(128,541,114)	—	—	—	(60,165,424)
Deferred share cancellation (3)	—	—	—	(106,168,869)	—	(106,168,869)
Total: Post share capital reorganisation	68,375,690	—	—	4,129,436	—	72,505,126
IPO	3,846,153	—	—	—	—	3,846,153
At 30 June 2024	72,221,843	—	—	4,129,436	—	76,351,279

Notes to the Unaudited Condensed Consolidated Financial Statements

12 Share Capital (continued)
The following is a summary of the shares outstanding for the respective periods.
The rights of the other shares are disclosed in the 2023 Group Annual Report and Accounts consolidated financial statements.

	Issued and fully paid		Issued and fully paid[1]
	2024	2024	2023	2023
	Number	$'000	Number	$'000
Ordinary Shares of $0.000165 each	—	—	106,491,588	18
Ordinary Shares of $0.001551 each	72,221,843	112	—	—
Non-voting Ordinary Shares of $0.000165 each	—	—	3,986,376	1
Deferred Shares of £0.000469 each	4,129,436	3	107,491,490	69
Growth Shares of $0.000165 each	—	—	24,892,848	4
	76,351,279	115	242,862,302	92
1) These are as at 31 December 2023 prior to the Group's share reorganisation which occurred in April 2024.

Notes to the Unaudited Condensed Consolidated Financial Statements

13 Leases

	Right-of-use asset
	30 June 2024	31 December 2023
	$m	$m
As at 1 January	40.6	33.7
Additions during the year	32.9	22.8
Adjustment to initial recognition of right-of-use asset	0.6	(1.0)
Lease incentive	(8.0)	—
Depreciation charged to income statement	(5.4)	(9.7)
Impairment of right-of-use asset	(0.1)	(5.2)
Balance at end of period	60.6	40.6

	Lease liability
	30 June 2024	31 December 2023
	$m	$m
As at 1 January	52.6	38.9
Additions during the year	32.9	22.8
Interest expense charged to income statement	1.2	2.5
Payment of lease liabilities	(7.7)	(11.4)
Foreign exchange revaluation	(0.6)	(0.1)
Lease incentive	—	(0.1)
Balance at end of period	78.4	52.6

	Lease liability
	30 June 2024	31 December 2023
	$m	$m
Current liability	13.0	13.2
Non-current liability	65.4	39.4
Balance at end of period	78.4	52.6
The weighted average incremental borrowing rate applied to lease liabilities recognised in the statement of financial position as at 30 June 2024 is 6.53% (31 December 2023: 5.16%).
The Group has extended the lease for the 4th and 5th floor at 155 Bishopsgate, London and has also taken on the lease for the 3rd floor of the same building. The lease terms will run until 2035 with a liability of $31.8m.
The Group has the following leases that have the option of extension at the end of the lease term:
–Greenway Plaza, Houston – five years;
–Asia Square Towers, Singapore – three years;
–45th street, New York – five years;
–Montreal – five years;
–Milton Park, Alpharetta, Georgia – five years;
–Embarcadero Center, San Francisco – five years;
–Crescent Court, Dallas, Texas – five years.

The maturities of the undiscounted lease liabilities as at 30 June/31 December are as follows:

	Lease liability
	30 June 2024	31 December 2023
	$m	$m
1 year	14.2	13.8
1 to 5 years	33.4	31.5
More than 5 years	56.2	12.5
	103.8	57.8
Less: future interest expense	(25.4)	(5.2)
	78.4	52.6

Notes to the Unaudited Condensed Consolidated Financial Statements

14 Financial Instruments
This note explains the methodology for valuing our assets and liabilities measured at fair value and for fair value disclosures. It also provides an analysis of these according to a fair value hierarchy, determined by the market observability of valuation inputs.

(a) Liquidity risk
The Group defines liquidity risk as the failure to meet its day-to-day capital and cash flow requirements. Liquidity risk is assessed and managed under the Internal Capital Adequacy and Risk Assessment (ICARA), as required under UK IFPR regulation and the Group’s internal Liquidity Risk Framework. To mitigate liquidity risk, the Group has implemented robust cash management policies and procedures that monitor liquidity daily to ensure that the Group has sufficient resources to meet its margin requirement at clearing houses and third-party brokers. In the event of a liquidity issue arising, the Group has recourse to existing global cash resources, after which it could draw down on $275m (31 December 2023: $250m) of committed revolving credit facilities. The Group has access to a further $125m (31 December 2023: $125m) secured borrowings.
The effect of the early redemption features within the structured note program is monitored and dynamically updated to reflect any changes to expected cashflows as part of the overall Group liquidity requirements. Short term liquidity requirements are monitored and subject to limits reflecting the Group's liquidity resources.
The Group has strict guidelines in relation to products and tenor into which excess liquidity can be invested. Excess liquidity is invested in highly liquid instruments, such as cash deposits with financial institutions for a period of less than 3 months, short-term money market funds and US Treasuries with a maturity of up to 3 years.
The financial liabilities are based upon rates set on a daily basis, apart from the financing of the warrant positions and the credit facility where the rates are set for the term of the loan. For assets not marked-to-market, there is no material difference between the carrying value and fair value.
Liquidity risk exposures
The following table details the Group’s available committed borrowing facilities:

Committed revolving credit facilities:	30 June 2024	31 December 2023
	$m	$m
Amount used	—	—
Amount unused	275.0	250.0
	275.0	250.0
The following table details the Group’s contractual maturity for non-derivative financial liabilities. Debt securities are presented discounted based on the first call dates. Lease liabilities are undiscounted and contractual.

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
30 June 2024	$m	$m	$m	$m	$m	$m
Repurchase agreements	1,411.6	432.8	—	—	—	1,844.4
Short securities	1,734.9	1.7	—	—	—	1,736.6
Amounts due to exchanges, clearing houses and other counterparties	59.3	46.4	—	—	—	105.7
Trade payables	6,200.5	322.8	—	—	—	6,523.3
Other creditors	24.1	8.4	11.0	0.1	—	43.6
Stock lending	2,563.1	—	—	—	—	2,563.1
Debt securities	—	981.1	500.9	951.1	13.2	2,446.3
Lease liabilities	—	3.6	10.6	33.4	56.2	103.8
	11,993.5	1,796.8	522.5	984.6	69.4	15,366.8

Notes to the Unaudited Condensed Consolidated Financial Statements

14 Financial Instruments (continued)
(a) Liquidity risk (continued)

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
31 December 2023	$m	$m	$m	$m	$m	$m
Repurchase agreements	—	3,118.9	—	—	—	3,118.9
Short securities	1.3	1,923.5	—	—	—	1,924.8
Amounts due to exchanges, clearing houses and other counterparties	432.4	—	—	—	—	432.4
Trade payables	5,725.2	183.3	—	—	—	5,908.5
Other creditors	8.9	10.7	2.1	—	—	21.7
Stock lending	—	2,323.3	—	—	—	2,323.3
Debt securities	—	440.2	868.2	889.4	18.5	2,216.3
Lease liabilities	—	3.4	10.4	31.5	12.5	57.8
	6,167.8	8,003.3	880.7	920.9	31.0	16,003.7
Amounts due to exchanges, clearing houses and other counterparties, trade payables and other creditors are aggregated on the statement of financial position in trade and other payables.
Shown below is the Group’s contractual maturity for non-derivative financial assets:

30 June 2024	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Treasury instruments	—	2,288.2	741.0	5.9	—	3,035.1
Equity instruments	2,515.5	31.0	—	—	—	2,546.5
Stock borrowing	1,795.5	—	—	—	—	1,795.5
Reverse repurchase agreements	439.9	1,573.3	91.1	—	—	2,104.3
Amounts due from exchanges, clearing houses and other counterparties	2,581.5	32.7	59.8	1.4	—	2,675.4
Trade debtors	1,019.2	129.7	25.2	1.6	0.3	1,176.0
Default funds and deposits	173.4	191.5	0.3	—	—	365.2
Loans receivable	11.2	1.0	0.1	4.7	—	17.0
Other debtors	21.6	64.3	12.5	1.4	1.7	101.5
Cash and cash equivalents	1,914.2	—	—	—	—	1,914.2
	10,472.0	4,311.7	930.0	15.0	2.0	15,730.7

31 December 2023	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Treasury instruments	—	2,396.6	104.8	119.7	—	2,621.1
Equity instruments	1,511.9	9.4	—	—	—	1,521.3
Stock borrowing	2,501.4	—	—	—	—	2,501.4
Reverse repurchase agreements	—	3,199.8	—	—	—	3,199.8
Amounts due from exchanges, clearing houses and other counterparties	3,297.2	—	—	—	—	3,297.2
Trade debtors	468.2	206.7	11.8	1.1	—	687.8
Default funds and deposits	17.3	121.5	134.3	0.1	—	273.2
Loans receivable	—	7.7	0.4	—	—	8.1
Other debtors	142.2	11.3	0.5	0.1	0.6	154.7
Cash and cash equivalents	1,483.5	—	—	—	—	1,483.5
	9,421.7	5,953.0	251.8	121.0	0.6	15,748.1

Notes to the Unaudited Condensed Consolidated Financial Statements

14 Financial Instruments (continued)
(a) Liquidity risk (continued)
Both assets and liabilities are included to understand the Group’s liquidity risk management, as the liquidity is managed on a net asset and liability basis. Amounts due from exchanges, clearing houses and other counterparties, trade debtors, default funds and deposits, loans receivable and other debtors are aggregated on the statement of financial position in trade and other receivables.
The following table details the Group’s contractual maturity for derivative financial assets and derivative financial liabilities:

30 June 2024	On demand	Less than 3 months	3 to 12 months	1 to 5 years	5 + years	Total
Derivative instruments	$m	$m	$m	$m	$m	$m
Assets	—	240.8	220.4	268.2	1.4	730.8
Liabilities	—	(224.8)	(213.9)	(48.6)	(9.5)	(496.8)
	—	16.0	6.5	219.6	(8.1)	234.0

31 December 2023	On demand	Less than 3 months	3 to 12 months	1 to 5 years	5 + years	Total
Derivative instruments	$m	$m	$m	$m	$m	$m
Assets (Restated1)	—	255.3	139.9	258.0	2.4	655.6
Liabilities (Restated1)	—	(248.9)	(109.0)	(42.5)	(1.8)	(402.2)
	—	6.4	30.9	215.5	0.6	253.4
1.Certain prior period comparatives have been restated. Refer to note 2(c) for further information.
Certain derivative assets and liabilities do not meet the offsetting criteria in IAS 32, but the entity has the right of offset in the case of default, insolvency or bankruptcy. Consequently, the net amount of derivative assets presented of $730.8m (31 December 2023: $655.6m) and the net amount of derivative liabilities presented of $496.8m (31 December 2023: $402.2m) are disclosed separately in the Group's statement of financial position.

(b) Fair value measurement
The information set out below provides information about how the Group determines fair values of various financial assets and financial liabilities.
Management assessed that the fair values of treasury instruments, stock borrowing, reverse repurchase agreements, amounts due from exchanges, clearing houses and other counterparties, cash and short term deposits, trade receivables, repurchase agreements, stock lending and trade and other payables, approximate their carrying value amounts largely due to the short-term maturities of these instruments.
The following methods and assumptions were used to estimate the Level 2 fair values:
–The fair values of the debt securities takes the price quotations at the reporting date and compares them against internal quantitative models that require the use of multiple market inputs including commodities prices, interest and foreign exchange rates to generate a continuous yield or pricing curves and volatility factors, which are used to value the position.
–The fair value of non-listed investments relates to the Group’s holding of seats and membership of the exchanges and is based upon the latest trading price.
–Where the inventory is related to scrap metals, the valuation is based on the quoted price discounted by location and grade of metal. Where there is an active market for the Group’s inventory, then quoted market price will be used to value the inventory position.
–The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Interest rate swaps, foreign exchange forward contracts and commodity forward contracts are valued using valuation techniques, which employ the use of market observable inputs. The most frequently applied valuation techniques include forward pricing and swap models using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates curves of the underlying commodity. Some derivative contracts are fully cash collateralised, thereby eliminating both counterparty risk and the Group’s own non-performance risk.
Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data. Some of the Group’s derivative financial instruments are priced using quantitative models that require the use of multiple market inputs including commodity prices, interest and foreign exchange rates to generate continuous yield or pricing curves and volatility factors in addition to unobservable inputs, which are used to value the position and therefore qualify as Level 3 financial assets.

Notes to the Unaudited Condensed Consolidated Financial Statements

14 Financial Instruments (continued)

	Level 1	Level 2	Level 3	Total
30 June 2024	$m	$m	$m	$m
Financial assets – FVTPL:
Equity instruments	2,546.5	—	—	2,546.5
Derivative instruments	8.1	720.0	0.7	728.8
Trade debtors	18.6	—	—	18.6
Inventory	105.9	17.1	—	123.0
Financial assets – FVTOCI:
Investments	6.4	11.1	—	17.5
Derivative instruments	—	2.0	—	2.0
Financial liabilities – FVTOCI:
Derivative instruments	—	(0.1)	—	(0.1)
Financial liabilities – FVTPL:
Derivative instruments	(5.8)	(489.6)	(1.4)	(496.8)
Trade payables	(5.8)	—	—	(5.8)
Short securities	(1,736.6)	—	—	(1,736.6)
Debt securities	—	(2,112.1)	(1.2)	(2,113.3)
	937.3	(1,851.6)	(1.9)	(916.2)

	Level 1	Level 2	Level 3	Total
31 December 2023	$m	$m	$m	$m
Financial assets – FVTPL:
Equity instruments	1,521.3	—	—	1,521.3
Derivative instruments (Restated1)	1.1	650.6	0.8	652.5
Trade debtors	5.6	—	—	5.6
Inventory	144.5	18.9	—	163.4
Financial assets – FVTOCI:
Investments	5.5	10.7	—	16.2
Derivative instruments	—	3.1	—	3.1
Financial liabilities – FVTOCI:
Derivative instruments	—	(0.2)	—	(0.2)
Financial liabilities – FVTPL:
Derivative instruments (Restated1)	(2.2)	(396.8)	(3.0)	(402.0)
Trade payables	(5.6)	—	—	(5.6)
Short securities	(1,924.8)	—	—	(1,924.8)
Debt securities	—	(1,854.9)	(3.0)	(1,857.9)
	(254.6)	(1,568.6)	(5.2)	(1,828.4)
1.Certain prior period comparatives have been restated. Refer to note 2(c) for further information.

Notes to the Unaudited Condensed Consolidated Financial Statements

14 Financial Instruments (continued)
The following table summarises the movements in the Level 3 balances during the period.
Asset and liability transfers between Level 2 and Level 3 are primarily due to either an increase or decrease in observable market activity related to an input or a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant. There were no transfers between any other levels during the period (31 December 2023: no transfers).

(c) Reconciliation of Level 3 fair value measurements of financial assets

	30 June 2024	31 December 2023
	$m	$m
Balance at beginning of period	0.8	2.6
Purchases	—	—
Settlements	(0.3)	(2.4)
Total gains or losses in the period recognised in the income statement:
Market Making revenue	0.3	0.6
Transfers out of Level 3	(0.1)	—
Balance at end of period	0.7	0.8

Reconciliation of Level 3 fair value measurements of financial liabilities

	30 June 2024	31 December 2023
	$m	$m
Balance at beginning of period	6.0	4.8
Purchases	—	0.6
Settlements	(1.6)	(0.7)
Total gains or losses in the period recognised in the income statement:
Market Making revenue	(0.4)	2.9
Transfers out of Level 3	(2.0)	(4.0)
Transfers into Level 3	0.6	2.4
Balance at end of period	2.6	6.0
The Group’s management believes, based on the valuation approach used for the calculation of fair values and the related controls, that the Level 3 fair values are appropriate. The impact of reasonably possible alternative assumptions from the unobservable input parameters shows no significant impact on the Group’s profit, comprehensive income or shareholders’ equity. The Group deems the total amount of Level 3 financial assets and liabilities to be immaterial and therefore any sensitivities calculated on these balances are also deemed to be immaterial. The Group defers day 1 gains/losses when the initial fair value of a financial instrument held at fair value through profit and loss relies on unobservable inputs. At 30 June 2024, the Group held a deferred day 1 gains/losses balance of $4.7m (31 December 2023 $3.1m).

(d) Debt securities
Financial Products Programs
In 2018 and September 2021, we launched our Structured Notes Private Offer Program and Public Offer Program (together, the 'Financial Products Programs'), respectively, which are at the core of our Financial Products business. The Financial Products business is part of our Hedging and Investment solutions segment and provides our clients with structured investment products (the 'Structured Notes') and represents a way to diversify our sources of funding and to reduce the utilisation of our revolving credit facilities. The Financial Products business allows investors to build their own Structured Notes across numerous asset classes, including commodities, equities, foreign exchange and fixed income products.
Under the Financial Products Program, the Company and Marex Financial (a subsidiary) may issue warrants, certificates or notes, including auto callable, fixed, stability and capital linked notes with varied terms. As at 30 June 2024, the Group had $2,112.8m (31 December 2023: $1,850.4m) of debt securities issued under the Financial Products Program with an average expected maturity of 16 months (31 December 2023: 15 months) however some of those debt securities issued include early redemption clauses exercised at the election of the investor if the underlying conditions are met. The average imputed interest rate of the notes was 7.1% (31 December 2023: 7.8%). These notes are designated at fair value through profit and loss.

Notes to the Unaudited Condensed Consolidated Financial Statements

15 Client Money (segregated)
As required by the UK FCA’s Client Assets Sourcebook (‘CASS’) rules and the CFTC’s client money rules, the Group maintains certain balances on behalf of clients with banks, exchanges, clearing houses and brokers in segregated accounts. Segregated assets governed by the UK FCA's CASS rules and the related liabilities to clients, whose recourse is limited to segregated accounts, are not included in the Group’s statement of financial position where the Group is not beneficially entitled thereto and does not share any of the risks or rewards of the assets. Excess Group cash placed in US segregated accounts to satisfy US regulations and securities held in US segregated accounts are recognised on the Group’s statement of financial position.

	30 June 2024	31 December 2023
	$m	$m
Segregated assets at banks (not recognised)	4,565.6	4,116.4
Segregated assets at exchanges, clearing houses and other counterparties (not recognised)	1,986.2	2,084.6
Segregated assets at exchanges, clearing houses and other counterparties (recognised)	3,985.8	4,415.6
	10,537.6	10,616.6
As at 30 June 2024, $162.5m (31 December 2023: $197.7m) of excess Group cash placed in segregated accounts to satisfy US regulations has been recorded within cash and cash equivalents and client liabilities within Trade and other payables in the statement of financial position.

16 Earnings Per Share
Basic earnings per share is calculated by dividing the profit attributable to the ordinary equity holders of the Group for the six month period by the weighted average number of ordinary shares outstanding during the period.
Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the Group (after adjusting for the impact of AT1 securities dividends) by the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.
The following table reflects the income and share data used in the basic and diluted EPS calculations:

	Six months ended 30 June 2024	Six months ended 30 June 2023*
Profit before tax ($m)	139.0	109.5
Tax ($m)	(36.1)	(28.7)
Profit after tax ($m)	102.9	80.8
AT1 dividends paid ($m)	(6.6)	(6.6)
Profit attributable to shareholders of the Group ($m)	96.3	74.2
Weighted average number of Ordinary shares during the period	68,160,724	65,747,014
Basic earnings per share ($)	1.41	1.13
Weighted average number of Ordinary shares for basic EPS	68,160,724	65,747,014
Effect of dilution from:
Share schemes	4,733,499	4,304,865
Weighted average number of Ordinary shares adjusted for the effect of dilution	72,894,223	70,051,879
Diluted earnings per share ($)	1.32	1.06

*    The comparative weighted average number of ordinary shares has been restated to reflect the share capital reorganisation. This resulted in the weighted average number of shares outstanding decreasing, impacting the calculation of basic and diluted earnings per share. On 25th April a series of share capital reorganisation steps were undertaken to re-denominate the share capital prior to the completion of the IPO. Refer to Note 12 for more detail on the share capital reorganisation.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorisation of these financial statements.

Notes to the Unaudited Condensed Consolidated Financial Statements

17 Related Party Transactions
(a) Parent and ultimate controlling party
Marex Group plc (the parent company) listed on the US stock market (Nasdaq Global Select Market) and its ordinary shares began trading on 25 April 2024 under the ticker symbol ‘MRX’.
As a result of the public listing, Amphitryon Limited a company incorporated in Jersey, Channel Islands. is no longer the ultimate controlling party.

(b) Key management personnel transactions
In May 2024, the Employee Benefit Trust acquired the beneficial interest in 131,675 shares from key management personnel to facilitate tax withholding payments relating to the vesting of shares under the Company’s Deferred Benefit Plans.

(c) Transactions with entities having significant influence over the Group
Balances and transactions between the Company and its subsidiaries which are related parties have been eliminated on consolidation and are not disclosed in this note.
On 20 October 2020, the Company entered into a Shareholders’ Agreement with Amphitryon Limited, Ocean Ring Jersey Co. Limited and Ocean Trade Lux Co S.Á.R.L. (the '2020 Shareholders’ Agreement'). Pursuant to the terms of the 2020 Shareholders’ Agreement, the Group paid a management fee of 2.5% of EBITDA each year to a party associated with the ultimate parent company for services provided. For the six month period ending 30 June 2024 the Group paid $2.4m (30 June 2023: $3.4m), recorded within other expenses. This agreement came to an end from the date of the public listing. As at 30 June 2024, there was no outstanding payable balance (31 December 2023: $1.1m recorded within trade and other payables).
There were no other transactions during the period or assets and liabilities outstanding as at 30 June 2024 (30 June 2023: $nil) with other related parties.

Notes to the Unaudited Condensed Consolidated Financial Statements

18 Share-based payments
Share-based payment
The Group operates three equity-settled share-based remuneration schemes for Executive Directors and senior management. All are United Kingdom tax authority unapproved schemes. The cost of the service is calculated by reference to the fair value of shares at the grant date, the number of shares expected to vest under the schemes and the probability that the performance and the service conditions will be met. The fair values of the shares were calculated by applying an estimated price-earnings multiple to the earnings per share of the Group, which prior to grant was approved at the Remuneration Committee. The cost of the service is recognised in the income statement over the period that the employee provides service and there is a shared understanding of the terms and conditions of the arrangement. The employee to whom these awards were granted must not depart from the Group, and such an action would require a forfeiture of some or all of the award depending on the conditions under which the employee were to leave.
In connection with the IPO, the following steps were taken to reorganise share capital. Further detail is provided in note 12 'Share Capital'.

New share-based payment schemes
Global Omnibus Plan
In connection with the IPO, in April 2024, the Group adopted the Global Omnibus Plan, which provides for the grant of share options, including incentive share options, conditional awards, restricted shares, share appreciation rights or any other share- or cash-based awards to eligible employees and non-employees. As of 30 June 2024, no instruments have been granted under the Global Omnibus Plan.

Previous share-based payment schemes
Disclosed in the Group’s 2023 Annual Report, there were a number of share based remuneration schemes which had been granted historically. The instruments issued under those plans included growth shares, nil cost options, growth options and warrants. The triggering event for these instruments was the liquidity event which occurred on 25 April 2024. All of those outstanding instruments were settled in exchange for a number of the Group’s ordinary shares.

As the IPO was a liquidity event, the following transactions took place:
–All the holders of the growth shares issued under the series granted in 2010, 2011 and 2015 elected for them to be redeemed in non-voting ordinary shares instead of cash and hence 10,842,848 growth shares were converted into 6,789,719 non-voting ordinary shares and 4,450,577 deferred shares.
–The growth shares awarded under the series granted in 2016, 2019 and 2020 vested. All the holders of these growth shares elected for the award to be settled in shares instead of cash and hence 14,050,000 growth shares were converted into 8,236,326 non-voting ordinary shares and 5,398,810 deferred shares.
–The 2010 growth options were settled through the issuance of 185,894 newly issued Growth Shares which in turn was settled with the allocation of 122,810 non-voting ordinary shares and 80,500 deferred shares.
–All the nil cost options were exercised and 592,536 previously issued non-voting ordinary shares were transferred to the holders of the options.
–The warrants granted in 2012 were exercised and 875,171 non-voting ordinary shares were issued. The warrants granted in 2019 on 268,282 non-ordinary shares were terminated and instead, 142,709 ordinary shares will be issued on or shortly following the twelve-month anniversary of the completion date of our IPO. This award remains outstanding as of 30 June 2024.

All of the non-voting ordinary shares of the Company were then reclassified as ordinary shares by way of redesignation. Subsequently, in satisfaction of the dividend entitlement associated with 2016, 2019 and 2020 growth share awards, 2,039,124 shares were issued. All other instruments issued under the previous share-based remuneration plans have been settled. All the above transactions were settled immediately prior to the IPO and subsequently subject to reverse ordinary share split. The number of shares presented above reflect shares prior to the reverse ordinary share split. See note 12 for further information.

Notes to the Unaudited Condensed Consolidated Financial Statements
18 Share-based payments (continued)

Deferred Bonus Plan
Members of the scheme are awarded a fixed number of ordinary shares vesting in three equal tranches over the three years following the date of grant. As the awards are based on the employees’ annual performance, for accounting purposes the grant date is deemed to be the beginning of the year for which the bonus had been awarded.

Retention Long Term Incentive Plan
Members of the scheme are awarded a variable number of ordinary shares three years after the grant date. The number of shares awarded is determined by reference to a hurdle return on equity of the Group and to growth targets for the profit after tax of the Group over the three-year period.

Annual Long Term Incentive Plan
Members of the scheme are awarded a variable number of ordinary shares three years after the grant date. The number of shares awarded is determined by reference to financial underpins; the first is a hurdle return on equity of the Group and the second underpin is growth targets for the Adjusted Operating Profit Before Tax over the three year period.
Share-based payments expense, including the expenses recognised on settlement of previous schemes, has been recorded in the accompanying condensed consolidated income statement as follows for the six month ended 30 June 2024 and 2023:

	Six months ended	Six months ended
	30 June 2024	30 June 2023
	$m	$m
Deferred Bonus Plan	4.3	6.9
Retention Long Term Incentive Plan	0.7	2.3
Annual Long Term Incentive Plan	2.4	1.0
Fair value of the cash settlement option on the growth shares	2.3	—
Total equity-settled share-based payments	9.7	10.2

Movement on share awards

	30 June 2024	31 December 2023
	Number	Number
Outstanding at the beginning of the period	8,621,240	5,835,142
Reverse share split[1]	(4,316,287)	—
Granted during the period[2]	924,786	3,067,596
Vested during the period[3]	(496,240)	(281,498)
Outstanding at the end of the period	4,733,499	8,621,240
Weighted average fair value of awards granted ($)	14.8	6.8
1) As part of the Group's share reorganisation post IPO, 128,541,114 Ordinary Shares of $0.000165 were consolidated into 68,375,690 Ordinary Shares of $0.001551 at a conversion rate of 1:88 to 1 (Refer to note 12 'Share Capital' for further detail. This adjustment reflects the impact on the schemes listed above.
2) This represents two new grants which form part of the Group's long term incentive plans.
3) Amounts vested during the period represent two tranches of deferred bonus plans.

Notes to the Unaudited Condensed Consolidated Financial Statements

19 Events after Condensed Consolidated Statement of Financial Position Date

(a) Dividends
An interim dividend of $10.0m was approved for payment in Q3 2024.

(b) Acquisition of Cowen Asia Limited and Cowen and Company (Asia) Limited
The Group completed the acquisition of Cowen Asia Limited (“CAL”) and Cowen and Company (Asia) Limited (“CCAL”) on 2 July 2024 from Toronto Dominion International Pte Ltd. Both CAL and CCAL are companies incorporated in Hong Kong, and were purchased for a total consideration of $3.5m which is the equivalent of the net assets of the two entities. This transaction is the final part of the Group’s acquisition of Cowen’s prime service and outsourced trading business from TD Cowen with the business of both entities having been purchased as a part of the main acquisition completed on 1 December 2023.